UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	or	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐		No ☒

* If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

The information, documents and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Sumitomo Mitsui Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-228913) and to be a part of such prospectus from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2018 and 2019

2.	Independent Auditor’s Report on the Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2018 and 2019

EXHIBIT INDEX

Exhibit No.	Description

15.1	Consent of KPMG AZSA LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
	Name:	Toru Nakashima
	Title:	Senior Managing Executive Officer Group Chief Financial Officer

Date: July 3, 2019

AUDITED CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2018 AND 2019

On June 27, 2019, we published our consolidated financial statements as of and for the years ended March 31, 2018 and 2019 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our annual securities report (yukashoken hokokusho) for the year ended March 31, 2019 filed by us with the relevant Japanese authorities. This document includes such audited consolidated financial statements and the notes thereto. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

March 31	Millions of yen				Millions of U.S. dollars
	2018		2019		2019
Assets:
Cash and due from banks	*8	¥53,732,582	*8	¥57,411,276	$517,219
Call loans and bills bought		1,881,879		2,465,744	22,214
Receivables under resale agreements		827,892		6,429,365	57,922
Receivables under securities borrowing transactions		8,337,700		4,097,473	36,914
Monetary claims bought	*8	4,730,770	*8	4,594,578	41,393
Trading assets	*8	5,585,591	*8	5,328,778	48,007
Money held in trust		1,482		390	4
Securities	*1, *2, *8, *16	25,712,709	*1, *2, *8, *16	24,338,005	219,261
Loans and bills discounted	*3, *4, *5, *6, *7, *8, *9	72,945,934	*3, *4, *5, *6, *7, *8, *9	77,979,190	702,515
Foreign exchanges	*7	2,166,190	*7	1,719,402	15,490
Lease receivables and investment assets	*8	2,329,431		247,835	2,233
Other assets	*8	8,005,807	*8	7,307,305	65,832
Tangible fixed assets	*8, *10, *11, *12	3,475,131	*10, *11, *12	1,504,703	13,556
Assets for rent		2,553,213		573,292	5,165
Buildings		341,949		345,420	3,112
Land		424,277		427,484	3,851
Lease assets		6,332		25,548	230
Construction in progress		33,971		37,663	339
Other tangible fixed assets		115,387		95,293	859
Intangible fixed assets		865,584		769,231	6,930
Software		428,756		431,135	3,884
Goodwill		272,203		193,127	1,740
Lease assets		163		990	9
Other intangible fixed assets		164,460		143,977	1,297
Net defined benefit asset		383,418		329,434	2,968
Deferred tax assets		27,609		40,245	363
Customers’ liabilities for acceptances and guarantees		8,575,499		9,564,993	86,171
Reserve for possible loan losses		(536,088)		(468,808)	(4,223)

Total assets		¥199,049,128		¥203,659,146	$1,834,767

(Continued)

March 31	Millions of yen				Millions of U.S. dollars
	2018		2019		2019
Liabilities and net assets:
Liabilities:
Deposits	*8	¥ 116,477,534	*8	¥122,325,038	$1,102,027
Negotiable certificates of deposit		11,220,284		11,165,486	100,590
Call money and bills sold		1,190,928		1,307,778	11,782
Payables under repurchase agreements	*8	5,509,721	*8	11,462,559	103,266
Payables under securities lending transactions	*8	7,186,861	*8	1,812,820	16,332
Commercial paper		2,384,787		2,291,813	20,647
Trading liabilities		4,402,110		4,219,293	38,012
Borrowed money	*8, *13	10,829,248	*8, *13	10,656,897	96,008
Foreign exchanges		865,640		1,165,141	10,497
Short-term bonds		1,256,600		84,500	761
Bonds	*8, *14	9,057,683	*14	9,227,367	83,129
Due to trust account		1,328,271	*8, *15	1,352,773	12,187
Other liabilities	*8	6,348,202		4,873,630	43,907
Reserve for employee bonuses		84,046		70,351	634
Reserve for executive bonuses		3,861		3,091	28
Net defined benefit liability		39,982		31,816	287
Reserve for executive retirement benefits		2,026		1,374	12
Reserve for point service program		22,244		23,948	216
Reserve for reimbursement of deposits		17,765		7,936	72
Reserve for losses on interest repayment		144,763		147,594	1,330
Reserves under the special laws		2,397		2,847	26
Deferred tax liabilities		455,234		378,220	3,407
Deferred tax liabilities for land revaluation	*10	30,539	*10	30,259	273
Acceptances and guarantees	*8	8,575,499	*8	9,564,993	86,171

Total liabilities		187,436,236		192,207,534	1,731,599

Net assets:
Capital stock		2,338,743		2,339,443	21,076
Capital surplus		758,215		739,047	6,658
Retained earnings		5,552,573		5,992,247	53,984
Treasury stock		(12,493)		(16,302)	(147)

Total stockholders’ equity		8,637,039		9,054,436	81,571

Net unrealized gains (losses) on other securities		1,688,842		1,688,852	15,215
Net deferred gains (losses) on hedges		(68,543)		(54,650)	(492)
Land revaluation excess	*10	37,097	*10	36,547	329
Foreign currency translation adjustments		36,906		50,379	454
Accumulated remeasurements of defined benefit plans		59,121		(7,244)	(65)

Total accumulated other comprehensive income		1,753,424		1,713,884	15,440

Stock acquisition rights		2,823		4,750	43
Non-controlling interests		1,219,604		678,540	6,113

Total net assets		11,612,892		11,451,611	103,168

Total liabilities and net assets		¥199,049,128		¥203,659,146	$1,834,767

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2018		2019		2019
Ordinary income		¥5,764,172		¥5,735,312	$51,669
Interest income		2,165,788		2,488,904	22,423
Interest on loans and discounts		1,469,232		1,666,283	15,012
Interest and dividends on securities		342,013		364,685	3,285
Interest on call loans and bills bought		19,462		16,551	149
Interest on receivables under resale agreements		24,566		20,457	184
Interest on receivables under securities borrowing transactions		14,619		17,784	160
Interest on deposits with banks		75,619		103,135	929
Interest on lease transactions		70,941		47,573	429
Other interest income		149,333		252,433	2,274
Trust fees		3,884		4,656	42
Fees and commissions		1,244,063		1,240,917	11,179
Trading income		246,338		194,676	1,754
Other operating income		1,863,345		1,578,159	14,218
Lease-related income		271,703		233,675	2,105
Installment-related income		1,041,351		981,090	8,839
Other		550,290		363,393	3,274
Other income		240,751		227,997	2,054
Gains on reversal of reserve for possible loan losses		11,562		5,729	52
Recoveries of written-off claims		10,231		11,047	100
Other	*1	218,957	*1	211,220	1,903
Ordinary expenses		4,600,059		4,600,012	41,442
Interest expenses		775,560		1,157,482	10,428
Interest on deposits		283,229		463,989	4,180
Interest on negotiable certificates of deposit		86,810		136,178	1,227
Interest on call money and bills sold		8,471		14,270	129
Interest on payables under repurchase agreements		48,597		119,733	1,079
Interest on payables under securities lending transactions		11,316		1,272	11
Interest on commercial paper		18,393		45,356	409
Interest on borrowed money		54,654		75,883	684
Interest on short-term bonds		54		60	1
Interest on bonds		186,095		226,536	2,041
Other interest expenses		77,936		74,201	668
Fees and commissions payments		177,418		181,019	1,631
Trading losses		36		3,305	30
Other operating expenses		1,589,355		1,319,328	11,886
Lease-related expenses		142,894		120,097	1,082
Installment-related expenses		987,154		930,884	8,386
Other		459,305		268,347	2,418
General and administrative expenses	*2	1,816,197	*2	1,715,050	15,451
Other expenses	*3	241,491	*3	223,825	2,016

Ordinary profit		1,164,113		1,135,300	10,228

(Continued)

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2018		2019		2019
Extraordinary gains		¥866		¥2,826	$25
Gains on disposal of fixed assets		852		541	5
Reversal of reserve for eventual future operating losses from financial instruments transactions		13		—	—
Other extraordinary gains		—	*4	2,285	21
Extraordinary losses		56,129		14,547	131
Losses on disposal of fixed assets		5,563		4,485	40
Losses on impairment of fixed assets	*5	49,900	*5	9,610	87
Provision for reserve for eventual future operating losses from financial instruments transactions		665		450	4

Income before income taxes		1,108,850		1,123,579	10,122

Income taxes-current		225,617		276,329	2,489
Income taxes-deferred		44,907		55,095	496

Income taxes		270,524		331,424	2,986

Profit		838,326		792,155	7,137

Profit attributable to non-controlling interests		103,957		65,474	590

Profit attributable to owners of parent		¥734,368		¥726,681	$6,547

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2018		2019		2019
Profit		¥838,326		¥792,155	$7,137
Other comprehensive income (losses)	*1	145,807	*1	3,035	27
Net unrealized gains (losses) on other securities		162,673		31,157	281
Net deferred gains (losses) on hedges		(28,659)		29,981	270
Land revaluation excess		1		—	—
Foreign currency translation adjustments		(50,387)		10,396	94
Remeasurements of defined benefit plans		49,221		(65,530)	(590)
Share of other comprehensive income of affiliates		12,957		(2,970)	(27)

Total comprehensive income		984,133		795,191	7,164

Comprehensive income attributable to owners of parent		876,353		687,690	6,195
Comprehensive income attributable to non-controlling interests		107,780		107,500	968

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Year ended March 31, 2018	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥757,346	¥5,036,756	¥(12,913)	¥8,119,085
Changes in the fiscal year
Issuance of new stock	847	847			1,695
Cash dividends			(218,596)		(218,596)
Profit attributable to owners of parent			734,368		734,368
Purchase of treasury stock				(142)	(142)
Disposal of treasury stock		(41)		562	521
Changes in shareholders’ interest due to transaction with non-controlling interests		62			62
Increase due to increase in subsidiaries			34		34
Increase due to decrease in subsidiaries			5		5
Decrease due to increase in subsidiaries			(599)		(599)
Decrease due to decrease in subsidiaries			(2)		(2)
Decrease due to decrease in affiliates accounted for by the equity method			(314)		(314)
Reversal of land revaluation excess			923		923
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	847	868	515,817	420	517,954

Balance at the end of the fiscal year	¥2,338,743	¥758,215	¥5,552,573	¥(12,493)	¥8,637,039

Year ended March 31, 2018	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,542,308	¥(42,077)	¥38,109	¥65,078	¥9,034	¥1,612,453
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	146,533	(26,466)	(1,012)	(28,171)	50,087	140,971

Net changes in the fiscal year	146,533	(26,466)	(1,012)	(28,171)	50,087	140,971

Balance at the end of the fiscal year	¥1,688,842	¥(68,543)	¥37,097	¥36,906	¥59,121	¥1,753,424

Year ended March 31, 2018	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥3,482	¥1,499,264	¥ 11,234,286
Changes in the fiscal year
Issuance of new stock			1,695
Cash dividends			(218,596)
Profit attributable to owners of parent			734,368
Purchase of treasury stock			(142)
Disposal of treasury stock			521
Changes in shareholders’ interest due to transaction with non-controlling interests			62
Increase due to increase in subsidiaries			34
Increase due to decrease in subsidiaries			5
Decrease due to increase in subsidiaries			(599)
Decrease due to decrease in subsidiaries			(2)
Decrease due to decrease in affiliates accounted for by the equity method			(314)
Reversal of land revaluation excess			923
Net changes in items other than stockholders’ equity in the fiscal year	(659)	(279,659)	(139,348)

Net changes in the fiscal year	(659)	(279,659)	378,606

Balance at the end of the fiscal year	¥2,823	¥1,219,604	¥ 11,612,892

(Continued)

Year ended March 31, 2019	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,338,743	¥758,215	¥5,552,573	¥(12,493)	¥8,637,039
Changes in the fiscal year
Issuance of new stock	699	699			1,398
Cash dividends			(245,576)		(245,576)
Profit attributable to owners of parent			726,681		726,681
Purchase of treasury stock				(70,094)	(70,094)
Disposal of treasury stock		(68)		363	294
Cancellation of treasury stock		(65,922)		65,922	—
Changes in shareholders’ interest due to transaction with non-controlling interests		4,419			4,419
Increase due to increase in subsidiaries			0		0
Increase due to decrease in subsidiaries			4		4
Decrease due to increase in subsidiaries			(11)		(11)
Decrease due to decrease in subsidiaries			(23)		(23)
Reversal of land revaluation excess			302		302
Transfer from retained earnings to capital surplus		41,704	(41,704)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	699	(19,167)	439,673	(3,809)	417,396

Balance at the end of the fiscal year	¥2,339,443	¥739,047	¥5,992,247	¥(16,302)	¥9,054,436

Year ended March 31, 2019	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,688,842	¥(68,543)	¥37,097	¥36,906	¥59,121	¥1,753,424
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	10	13,893	(549)	13,473	(66,366)	(39,540)

Net changes in the fiscal year	10	13,893	(549)	13,473	(66,366)	(39,540)

Balance at the end of the fiscal year	¥1,688,852	¥(54,650)	¥36,547	¥50,379	¥(7,244)	¥1,713,884

Year ended March 31, 2019	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,823	¥1,219,604	¥11,612,892
Changes in the fiscal year
Issuance of new stock			1,398
Cash dividends			(245,576)
Profit attributable to owners of parent			726,681
Purchase of treasury stock			(70,094)
Disposal of treasury stock			294
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			4,419
Increase due to increase in subsidiaries			0
Increase due to decrease in subsidiaries			4
Decrease due to increase in subsidiaries			(11)
Decrease due to decrease in subsidiaries			(23)
Reversal of land revaluation excess			302
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	1,926	(541,063)	(578,677)

Net changes in the fiscal year	1,926	(541,063)	(161,280)

Balance at the end of the fiscal year	¥4,750	¥678,540	¥11,451,611

(Continued)

Year ended March 31, 2019	Millions of U.S. dollars
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	$21,070	$6,831	$50,023	$(113)	$77,811
Changes in the fiscal year
Issuance of new stock	6	6			13
Cash dividends			(2,212)		(2,212)
Profit attributable to owners of parent			6,547		6,547
Purchase of treasury stock				(631)	(631)
Disposal of treasury stock		(1)		3	3
Cancellation of treasury stock		(594)		594	—
Changes in shareholders’ interest due to transaction with non-controlling interests		40			40
Increase due to increase in subsidiaries			0		0
Increase due to decrease in subsidiaries			0		0
Decrease due to increase in subsidiaries			(0)		(0)
Decrease due to decrease in subsidiaries			(0)		(0)
Reversal of land revaluation excess			3		3
Transfer from retained earnings to capital surplus		376	(376)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	6	(173)	3,961	(34)	3,760

Balance at the end of the fiscal year	$21,076	$6,658	$53,984	$(147)	$81,571

Year ended March 31, 2019	Millions of U.S. dollars
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	$15,215	$(618)	$334	$332	$533	$15,797
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	0	125	(5)	121	(598)	(356)

Net changes in the fiscal year	0	125	(5)	121	(598)	(356)

Balance at the end of the fiscal year	$15,215	$(492)	$329	$454	$(65)	$15,440

Year ended March 31, 2019	Millions of U.S. dollars
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	$25	$10,987	$104,621
Changes in the fiscal year
Issuance of new stock			13
Cash dividends			(2,212)
Profit attributable to owners of parent			6,547
Purchase of treasury stock			(631)
Disposal of treasury stock			3
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			40
Increase due to increase in subsidiaries			0
Increase due to decrease in subsidiaries			0
Decrease due to increase in subsidiaries			(0)
Decrease due to decrease in subsidiaries			(0)
Reversal of land revaluation excess			3
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	17	(4,874)	(5,213)

Net changes in the fiscal year	17	(4,874)	(1,453)

Balance at the end of the fiscal year	$43	$6,113	$103,168

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2018	2019	2019
Cash flows from operating activities:
Income before income taxes	¥1,108,850	¥1,123,579	$10,122
Depreciation	281,535	269,010	2,424
Losses on impairment of fixed assets	49,900	9,610	87
Amortization of goodwill	25,225	25,919	234
Gains on step acquisitions	—	(2,285)	(21)
Equity in (gains) losses of affiliates	(38,992)	(61,145)	(551)
Net change in reserve for possible loan losses	(67,041)	(60,213)	(542)
Net change in reserve for employee bonuses	10,570	(16,467)	(148)
Net change in reserve for executive bonuses	821	(757)	(7)
Net change in net defined benefit asset and liability	(36,499)	(25,570)	(230)
Net change in reserve for executive retirement benefits	(244)	(196)	(2)
Net change in reserve for point service program	637	1,704	15
Net change in reserve for reimbursement of deposits	3,704	(9,828)	(89)
Net change in reserve for losses on interest repayment	(11,939)	2,830	26
Interest income	(2,165,788)	(2,488,904)	(22,423)
Interest expenses	775,560	1,157,482	10,428
Net (gains) losses on securities	(142,228)	(101,219)	(912)
Net (gains) losses from money held in trust	(0)	(0)	(0)
Net exchange (gains) losses	323,045	(148,278)	(1,336)
Net (gains) losses from disposal of fixed assets	4,710	3,944	36
Net change in trading assets	1,475,948	477,890	4,305
Net change in trading liabilities	(796,943)	(1,603,188)	(14,443)
Net change in loans and bills discounted	761,992	(3,152,247)	(28,399)
Net change in deposits	6,079,437	5,039,495	45,401
Net change in negotiable certificates of deposit	(472,574)	(73,017)	(658)
Net change in borrowed money (excluding subordinated borrowings)	59,482	1,418,493	12,779
Net change in deposits with banks	(1,359,236)	1,520,423	13,698
Net change in call loans and bills bought and others	(338,019)	(6,235,713)	(56,178)
Net change in receivables under securities borrowing transactions	422,690	4,240,226	38,200
Net change in call money and bills sold and others	2,059,841	6,097,354	54,931
Net change in commercial paper	108,893	(95,014)	(856)
Net change in payables under securities lending transactions	(168,890)	(5,374,040)	(48,415)
Net change in foreign exchanges (assets)	(453,061)	446,136	4,019
Net change in foreign exchanges (liabilities)	183,504	298,550	2,690
Net change in lease receivables and investment assets	26,591	(53,975)	(486)
Net change in short-term bonds (liabilities)	131,000	(51,200)	(461)
Issuance and redemption of bonds (excluding subordinated bonds)	860,316	467,587	4,213
Net change in due to trust account	147,294	24,502	221
Interest received	2,121,086	2,435,453	21,941
Interest paid	(756,202)	(1,116,584)	(10,059)
Other, net	(768,910)	489,142	4,407

Subtotal	9,446,071	4,879,488	43,959

Income taxes paid	(103,276)	(283,245)	(2,552)

Net cash provided by (used in) operating activities	9,342,794	4,596,242	41,408

(Continued)

Year ended March 31	Millions of yen				Millions of U.S. dollars
	2018		2019		2019
Cash flows from investing activities:
Purchases of securities		¥(23,726,100)		¥(26,615,239)	$(239,777)
Proceeds from sale of securities		13,528,011		17,969,410	161,887
Proceeds from redemption of securities		8,357,784		10,078,569	90,798
Purchases of money held in trust		(1)		(2)	(0)
Proceeds from sale of money held in trust		1,957		1,094	10
Purchases of tangible fixed assets		(712,563)		(510,213)	(4,597)
Proceeds from sale of tangible fixed assets		302,362		104,451	941
Purchases of intangible fixed assets		(136,079)		(139,329)	(1,255)
Proceeds from sale of intangible fixed assets		3		—	—
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	*2	(161,851)	*2	(57,182)	(515)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	*3	(848,822)	*3	174,702	1,574

Net cash provided by (used in) investing activities		(3,395,299)		1,006,260	9,065

Cash flows from financing activities:
Repayment of subordinated borrowings		(10,000)		(8,000)	(72)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		254,747		—	—
Redemption of subordinated bonds and bonds with stock acquisition rights		(180,033)		(27,539)	(248)
Dividends paid		(218,569)		(245,594)	(2,213)
Repayments to non-controlling stockholders		(135,000)		(212,537)	(1,915)
Dividends paid to non-controlling stockholders		(61,986)		(77,185)	(695)
Purchases of treasury stock		(142)		(70,094)	(631)
Proceeds from disposal of treasury stock		521		294	3
Purchases of stocks of subsidiaries not resulting in change in scope of consolidation		(6)		—	—
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		0		7,837	71

Net cash provided by (used in) financing activities		(350,468)		(632,819)	(5,701)

Effect of exchange rate changes on cash and cash equivalents		(93,874)		166,646	1,501

Net change in cash and cash equivalents		5,503,152		5,136,329	46,273

Cash and cash equivalents at the beginning of the fiscal year		42,478,393		47,983,114	432,280
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation		1,568		1,519	14

Cash and cash equivalents at the end of the fiscal year	*1	¥47,983,114	*1	¥53,120,963	$478,567

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies, are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the annual securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and US dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2019 which was ¥111.00 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing consolidated financial statements)

1. Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at March 31, 2019 is 173.

Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd.
SMBC Nikko Securities Inc. (“SMBC Nikko”)
Sumitomo Mitsui Card Company, Limited (“SMCC”)
Cedyna Financial Corporation
SMBC Consumer Finance Co., Ltd.
The Japan Research Institute, Limited
Sumitomo Mitsui Asset Management Company, Limited (“SMAM”)
Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Banking Corporation (China) Limited
PT Bank BTPN Tbk
SMBC Americas Holdings, Inc.
SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2019 are as follows:

PT Bank BTPN Tbk and 34 other companies were newly included in the scope of consolidation as a result of acquisition of shares and for other reasons.

Sumitomo Mitsui Finance and Leasing Company, Limited and 38 other companies were excluded from the scope of consolidation, as a result of becoming equity method affiliates due to the partial sale of their stock and for other reasons; and 170 other companies were excluded from the scope of consolidation, as they ceased to be subsidiaries due to liquidation and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

Unconsolidated subsidiaries are excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at March 31, 2019 is 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of equity method affiliates at March 31, 2019 is 110.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited
Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the fiscal year ended March 31, 2019 are as follows:

Sumitomo Mitsui Finance and Leasing Company, Limited and 38 other companies were excluded from the scope of consolidation and became equity method affiliates due to the partial sale of their stock and for other reasons; Kansai Mirai Financial Group, Inc. became equity method affiliate as a result of share exchanges conducted with THE MINATO BANK, LTD. and Kansai Urban Banking Corporation, which are the Company’s equity method affiliates; and 10 other companies became equity method affiliates due to new establishment and for other reasons.

PT Bank BTPN Tbk and 9 other companies were excluded from the scope of equity method affiliates, as a result of becoming subsidiaries due to acquisition of shares and for other reasons.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

There are no corresponding companies.

(4)	Affiliates that are not accounted for by the equity method

Principal company:	Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3. The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries at March 31, 2019 are as follows:

October 31	2
December 31	84
January 31	5
March 31	82

(2)

The subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31. The subsidiaries with balance sheets dated January 31 and certain subsidiaries with balance sheets dated December 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using the financial statements as of their respective balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities “(available-for-sale securities). Stocks (including foreign stocks) in other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5 to 10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the borrowers, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated, and SMBC, which is a consolidated subsidiary of the Company, applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off for the years ended March 31, 2018 and 2019 were ¥190,945 million and ¥139,981 million, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other corporate executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(12)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the respective fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(16)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purposes of presenting the consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(19)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(20)	Adoption of the consolidated corporate-tax system

The Company and certain consolidated domestic subsidiaries apply the consolidated corporate-tax system.

(Unapplied Accounting Standards and Others)

“Accounting Standard for Revenue Recognition” (ASBJ Statement No.29) etc. (issued March 30, 2018)

(1)	Outline

The accounting standard etc. provide comprehensive principles for revenue recognition by taking into account of international trends. The principle of revenue recognition in the standard etc. is to recognize revenue to depict the transfer of promised goods or services to customers in an amount of the consideration expected to be earned in exchange for those goods or services.

(2)	Date of Application

The date of application is undetermined.

(3)	Effects of Application of the Accounting Standard etc.

The effects of the application of the accounting standard etc. are currently being examined.

(Notes to consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Stocks	¥677,723	¥969,481
Investments	5,428	6,368

Stocks of jointly controlled entities were as follows:

	Millions of yen
March 31	2018	2019
Stocks of jointly controlled entities	¥101,782	¥340,821

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Japanese government bonds in “Securities”	¥901	¥902

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Securities pledged	¥6,659,456	¥7,270,140
Securities lent	7,772	140,772
Securities held without being disposed	1,307,487	2,232,706

*3	Bankrupt loans and non-accrual loans

Bankrupt loans and non-accrual loans at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Bankrupt loans	¥27,709	¥12,806
Non-accrual loans	406,066	456,802

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

*4	Past due loans (3 months or more)

Past due loans (3 months or more) at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Past due loans (3 months or more)	¥12,822	¥13,444

“Past due loans (3 months or more)” are loans on which the principal or interest payment is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

*5	Restructured loans

Restructured loans at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Restructured loans	¥210,616	¥193,427

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

*6	Risk-monitored loans

The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Risk-monitored loans	¥657,215	¥676,481

The amounts of loans presented in Notes *3 to *6 above are the amounts before deduction of reserve for possible loan losses.

*7	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with the “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002). SMBC and its banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Bills discounted	¥780,542	¥906,636

*8	Assets pledged as collateral

Assets pledged as collateral at March 31, 2018 and 2019 consisted of the following:

March 31, 2018	Millions of yen	March 31, 2019	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥19,998	Cash and due from banks	¥7,353
Monetary claims bought	19,600	Monetary claims bought	11,459
Trading assets	2,223,355	Trading assets	514,328
Securities	5,277,492	Securities	6,286,499
Loans and bills discounted	8,014,149	Loans and bills discounted	9,086,500
Lease receivables and investment assets	13,241
Tangible fixed assets	51,630
Other assets	223
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	26,555	Deposits	26,089
Payables under repurchase agreements	3,374,283	Payables under repurchase agreements	5,762,587
Payables under securities lending transactions	6,167,353	Payables under securities lending transactions	1,582,791
Borrowed money	6,807,957	Borrowed money	7,922,955
Bonds	27,901	Due to trust account	124,550
Other liabilities	12,477	Acceptance and guarantees	167,027
Acceptances and guarantees	170,036

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2018 and 2019:

March 31, 2018	Millions of yen	March 31, 2019	Millions of yen
Cash and due from banks	¥12,012	Cash and due from banks	¥41,584
Trading assets	196,313	Trading assets	1,591,280
Securities	7,893,437	Securities	4,812,271
Loans and bills discounted	2,812,382	Loans and bills discounted	853,603

Other assets include collateral money deposited for financial instruments, surety deposits, margin of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2018	Millions of yen	March 31, 2019	Millions of yen
Collateral money deposited for financial instruments	¥1,745,149	Collateral money deposited for financial instruments	¥1,630,600
Surety deposits	108,513	Surety deposits	92,281
Margins of futures markets	65,172	Margins of futures markets	64,340
Other margins	38,003	Other margins	43,365

*9	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
The amounts of unused commitments	¥59,795,908	¥62,409,943
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	42,963,575	44,048,947

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

*10	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revalued its own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation excess,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Certain equity method affiliates also revalued its own land for business activities in accordance with the Act. The Company’s share of the net unrealized gains and net of deferred taxes are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC: March 31, 1998 and March 31, 2002

Certain equity method affiliates: March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Certain equity method affiliates: Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*11	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Accumulated depreciation	¥1,089,903	¥741,648

*12	Deferred gain on tangible fixed assets deductible for tax purposes

Deferred gain on tangible fixed assets deductible for tax purposes at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Deferred gain on tangible fixed assets deductible for tax purposes	¥62,550	¥62,127
[The consolidated fiscal year concerned]	[661]	[—]

*13	Subordinated borrowings

The balance of subordinated borrowings included in “Borrowed money” at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Subordinated borrowings	¥265,000	¥257,000

*14	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Subordinated bonds	¥2,211,841	¥2,195,130

*15	Borrowings from trust account in relation to covered bonds issued by trust account

The amount of borrowings from trust account in relation to covered bonds issued by trust account included in “Due to trust account” at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
The amount of borrowings from trust account in relation to covered bonds issued by trust account	¥—	¥124,550

*16	Guaranteed amount to privately-placed bonds

The amount guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2018 and 2019 were as follows:

	Millions of yen
March 31	2018	2019
Guaranteed amount to privately-placed bonds	¥1,796,308	¥1,662,777

(Notes to consolidated statements of income)

*1	Other income

“Other” in “Other income” for the fiscal years ended March 31, 2018 and 2019 included the following:

Year ended March 31, 2018	Millions of yen	Year ended March 31, 2019	Millions of yen
Gains on sales of stocks	¥ 140,695	Gains on sales of stocks	¥ 134,748

*2	General and administrative expenses

“General and administrative expenses” for the fiscal years ended March 31, 2018 and 2019 included the following:

Year ended March 31, 2018	Millions of yen	Year ended March 31, 2019	Millions of yen
Salaries and related expenses	¥ 689,192	Salaries and related expenses	¥ 641,844
Research and development costs	84	Research and development costs	167

*3	Other expenses

“Other expenses” for the fiscal years ended March 31, 2018 and 2019 included the following:

Year ended March 31, 2018	Millions of yen	Year ended March 31, 2019	Millions of yen
Write-off of loans	¥ 105,228	Write-off of loans	¥ 105,429

*4	Other extraordinary gains

“Other extraordinary gains” for the fiscal year ended March 31, 2019 is gains on step acquisitions.

*5	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following asset is recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the fiscal year ended March 31, 2018 and 2019.

Year ended March 31, 2018			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (121 items)	Land and buildings, etc.	¥15,424
Kinki area	Idle assets (73 items)	Land and buildings, etc.	9,538
Other	Idle assets (32 items)	Land and buildings, etc.	3,627
—	—	Goodwill and Intangible fixed assets	21,310

Year ended March 31, 2019			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Branches (14 items)	Land and buildings, etc.	¥205
	Idle assets (64 items)		2,335
Kinki area	Branches (7 items)	Land and buildings, etc.	77
	Idle assets (40 items)		2,139
Other	Branches (2 items)	Land and buildings, etc.	258
	Idle assets (19 items)		889
—	—	Intangible fixed assets	3,703

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

The unit for goodwill and intangible assets is mainly based on each consolidated subsidiary. For the fiscal year ended March 31, 2018, the book value of goodwill and intangible assets of the PB, Real Estate and Trust Services of SMBC Trust Bank Ltd. was not expected to be recovered. Therefore, all unamortized balance of goodwill and intangible assets at the end of the fiscal year ended March 31, 2018 were included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable amount is measured by value in use, which is calculated by discounting future cash flows by 10%. In addition, the book value of goodwill and intangible assets of the auto lease business of SMFL Capital Company, Limited was not expected to be recovered. Therefore, all unamortized balance of goodwill and a portion of intangible assets at the end of the fiscal year ended March 31, 2018 were included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable value is net realizable value, which is calculated based on the revalued corporate value.

(Notes to consolidated statements of comprehensive income)

*1	Reclassification adjustment and tax effect of other comprehensive income

Year ended March 31	Millions of yen
	2018	2019
Net unrealized gains (losses) on other securities:
Amount arising during the fiscal year	¥462,091	¥67,769
Reclassification adjustments	(217,083)	(142,464)

Before adjustments to tax effect	245,008	(74,694)
Tax effect	(82,335)	105,852

Net unrealized gains (losses) on other securities	162,673	31,157

Net deferred gains (losses) on hedges:
Amount arising during the fiscal year	(93,976)	381
Reclassification adjustments	53,058	40,513

Before adjustments to tax effect	(40,918)	40,895
Tax effect	12,259	(10,914)

Net deferred gains (losses) on hedges	(28,659)	29,981

Land revaluation excess:
Amount arising during the fiscal year	—	—
Reclassification adjustments	—	—

Before adjustments to tax effect	—	—
Tax effect	1	—

Land revaluation excess	1	—

Foreign currency translation adjustments:
Amount arising during the fiscal year	(57,881)	13,212
Reclassification adjustments	7,494	(2,815)

Before adjustments to tax effect	(50,387)	10,396
Tax effect	—	—

Foreign currency translation adjustments	(50,387)	10,396

Remeasurements of defined benefit plans:
Amount arising during the fiscal year	50,592	(80,149)
Reclassification adjustments	19,696	(15,063)

Before adjustments to tax effect	70,289	(95,212)
Tax effect	(21,067)	29,682

Remeasurements of defined benefit plans	49,221	(65,530)

Share of other comprehensive income of affiliates:
Amount arising during the fiscal year	13,971	(22,857)
Reclassification adjustments	(1,013)	19,886

Before adjustments to tax effect	12,957	(2,970)
Tax effect	—	—

Share of other comprehensive income of affiliates	12,957	(2,970)

Total other comprehensive income	¥145,807	¥3,035

(Notes to consolidated statements of changes in net assets)

Fiscal year ended March 31, 2018

1. Type and number of shares issued and treasury stock

Year ended March 31, 2018	Number of shares
	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,414,055,625	387,765	—	1,414,443,390	1

Total	1,414,055,625	387,765	—	1,414,443,390

Treasury stock
Common stock	4,028,883	31,554	175,469	3,884,968	2,3

Total	4,028,883	31,554	175,469	3,884,968

Notes:	1.	Increase of 387,765 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	Increase of 31,554 shares in the number of treasury common stock was due to purchases of fractional shares.
	3.	Decrease of 175,469 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

2. Information on stock acquisition rights

Year ended March 31, 2018			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥2,823

Total							¥2,823

3. Information on dividends

(1)	Dividends paid in the fiscal year

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2017	Common stock	¥105,752	¥75	March 31, 2017	June 30, 2017
Meeting of the Board of Directors held on November 14, 2017	Common stock	112,844	80	September 30, 2017	December 1, 2017

(2)	Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 28, 2018	Common stock	¥126,950	Retained earnings	¥90	March 31, 2018	June 29, 2018

Fiscal year ended March 31, 2019

1. Type and number of shares issued and treasury stock

	Number of shares
Year ended March 31, 2019	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,414,443,390	326,330	15,368,300	1,399,401,420	1,2

Total	1,414,443,390	326,330	15,368,300	1,399,401,420

Treasury stock
Common stock	3,884,968	15,390,528	15,474,578	3,800,918	3,4

Total	3,884,968	15,390,528	15,474,578	3,800,918

Notes:	1.	The increase of 326,330 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	The decrease of 15,368,300 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.

The increase of 15,390,528 shares in the number of treasury common stock comprises the increase of 22,228 shares due to purchase of fractional shares, and the increase of 15,368,300 shares due to purchase of treasury stock.

	4.

The decrease of 15,474,578 shares in the number of treasury common stock comprises the decrease of 106,278 shares due to sales of fractional shares as well as exercise of stock option, and the decrease of 15,368,300 shares due to cancellation of treasury stock.

2. Information on stock acquisition rights

			Number of shares				Millions of yen
Year ended March 31, 2019	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥ 2,539

Consolidated subsidiaries	—	—	—	—	—	—	2,210

Total							¥ 4,750

3. Information on dividends

(1) Dividends paid in the fiscal year
	Type of shares	Millions of yen, except per share amount
Date of resolution		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 28, 2018	Common stock	¥126,950	¥90	March 31, 2018		June 29, 2018
Meeting of the Board of Directors held on November 13, 2018	Common stock	118,626	85	September 30, 2018		December 4, 2018
(2) Dividends to be paid in the next fiscal year
	Type of shares	Millions of yen, except per share amount
Date of resolution		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2019	Common stock	¥132,582	Retained earnings	¥95	March 31, 2019	June 28, 2019

(Notes to consolidated statements of cash flows)

*1	The relation between the amounts of accounts listed on the consolidated financial statements and “Cash and cash equivalents”

	Millions of yen
Year ended March 31	2018	2019
Cash and due from banks	¥53,732,582	¥57,411,276

Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(5,749,468)	(4,290,312)

Cash and cash equivalents	¥47,983,114	¥53,120,963

*2	The major components of assets and liabilities for entities newly consolidated by stock acquisition and for other reasons

The major components of assets and liabilities at the commencement of consolidation due to stock acquisition of American Railcar Leasing LLC and 19 other companies by SMBC Rail Services LLC’s stock acquisition and the relation between the acquisition cost of shares and expenditure to acquire were as follows;

Year ended March 31, 2018	Millions of yen
Assets	¥319,975
Tangible fixed assets	304,256
Liabilities	(149,469)
Borrowed money	(147,523)

Acquisition cost of 20 companies	170,506
Cash and cash equivalents included in acquired assets of 20 companies	(8,654)

Expenditure for acquisition of 20 companies	¥161,851

The major components of assets and liabilities at the commencement of consolidation due to consolidating PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”) and 1 other company by SMBC’s stock acquisition and the relation between the acquisition cost of shares and expenditure to acquire were as follows;

Year ended March 31, 2019	Millions of yen
Assets	¥837,523
Loans and bills discounted	522,918
Liabilities	(643,346)
Deposits	(538,529)
Foreign currency translation adjustments	5,049
Stock acquisition rights	(2,141)
Non-controlling interests	(12,402)
Goodwill	4,707

Acquisition cost of 2 companies	189,390
Cash and cash equivalents included in acquired assets of 2 companies	(54,182)
Fair value of BTPN’s common stocks immediately prior to the business combination	(78,025)

Expenditure for acquisition of 2 companies	¥57,182

*3	The major components of assets and liabilities for entities which were excluded from the scope of consolidation by sale of the shares

The major components of assets and liabilities of THE MINATO BANK, LTD. (“Minato Bank”) and 15 other companies, and Kansai Urban Banking Corporation (“Kansai Urban”) and 6 other companies which became the Company’s equity method affiliates due to the partial sales of the shares of Minato Bank and Kansai Urban by SMBC in accordance with the tender offers for the common shares of each bank by Resona Holdings, Inc. and the relation between the selling price of shares and the expenditure for sales were as follows;

  Minato Bank (consolidated)

Year ended March 31, 2018	Millions of yen
Assets	¥3,528,896
Loans and bills discounted	2,513,381
Liabilities	(3,384,488)
Deposits	(3,233,642)
Stock acquisition rights	(318)
Non-controlling interests	(138,098)
Investment account after sales of stocks	(3,969)
Gains (losses) on sales of stocks	(634)

Selling price of 16 companies	1,389
Cash and cash equivalents included in disposed assets of 16 companies	(550,292)

Expenditure for sales of 16 companies	¥(548,903)

  Kansai Urban (consolidated)

Year ended March 31, 2018	Millions of yen
Assets	¥4,709,055
Loans and bills discounted	3,939,196
Liabilities	(4,498,339)
Deposits	(4,063,161)
Non-controlling interests	(63,804)
Investment account after sales of stocks	(58,581)
Gains (losses) on sales of stocks	(1,332)

Selling price of 7 companies	86,999
Cash and cash equivalents included in disposed assets of 7 companies	(386,917)

Expenditure for sales of 7 companies	¥(299,918)

The major components of assets and liabilities of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and 184 other companies which were excluded from the scope of consolidation due to the partial sale of SMFL’s stock by the Company and the relation between the selling price of shares and the income for sales were as follows;

Year ended March 31, 2019	Millions of yen
Assets	¥6,154,253
Lease receivables and investment assets	2,157,141
Tangible fixed assets	2,267,524
Liabilities	(5,435,353)
Borrowed money	(3,101,458)
Non-controlling interests	(258,602)
Investment account after sales of stocks	(301,028)
Gains (losses) on sales of stocks	17,014

Selling price of 185 companies	176,284
Cash and cash equivalents included in disposed assets of 185 companies	(1,582)

Income for sales of 185 companies	¥174,702

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets are software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in 4. Accounting policies (4) Depreciation.

(2)	Lessor side

1)	Breakdown of lease investment assets

March 31	Millions of yen
	2018	2019
Lease receivables	¥1,537,348	¥269,214
Residual value	136,677	65,094
Unearned interest income	(211,532)	(86,474)

Total	¥1,462,494	¥247,835

2)	The scheduled collections of lease payments receivable related to lease receivables and investment assets are as follows:

March 31	Millions of yen
	2018		2019
	Lease payments receivable related to lease receivables	Lease payments receivable related to investment assets	Lease payments receivable related to lease receivables	Lease payments receivable related to investment assets
Within 1 year	¥298,334	¥432,502	¥—	¥43,411
More than 1 year to 2 years	213,802	347,790	—	24,003
More than 2 years to 3 years	162,091	265,262	—	21,214
More than 3 years to 4 years	92,799	176,630	—	20,682
More than 4 years to 5 years	55,429	109,159	—	13,813
More than 5 years	177,736	206,002	—	146,089

Total	¥1,000,194	¥1,537,348	¥—	¥269,214

3)

Non-transfer ownership finance leases, which commenced in fiscal years beginning before April 1, 2008, are valued at their appropriate book value, net of accumulated depreciation, as of March 31, 2008, and recorded as the beginning balance of “Lease receivables and investment assets.”

Moreover, interest on such non-transfer ownership finance leases during the remaining term of the leases is allocated over the lease term using the straight-line method.

As a result of this accounting treatment, “Income before income taxes” for the fiscal years ended March 31, 2018 and 2019 were ¥1,927 million and ¥1,332 million, respectively, more than it would have been if such transactions had been treated in a similar way to sales of the underlying assets.

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2018	2019
Due within 1 year	¥45,672	¥44,385
Due after 1 year	258,746	271,612

Total	¥304,419	¥315,997

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2018	2019
Due within 1 year	¥242,466	¥35,936
Due after 1 year	1,390,427	85,242

Total	¥1,632,894	¥121,178

(Notes to financial instruments)

1. Status of financial instruments

(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept. and the International Treasury Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit (in Asia and Oceania regions, the Asia and Oceania Treasury Dept. is responsible for derivative transactions for both ALM and trading purposes).

(2)	Details of financial instruments and associated risks

1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds with special clause specifying that the repayment order of borrowing or bond subordinates to other borrowings or bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in “(Notes to significant accounting policies for preparing consolidated financial statements), 4. Accounting policies, (16) Hedge accounting.”

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Regulations on Comprehensive Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important Group companies.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

(a)	Credit risk management system

The Group CRO formulates credit risk management policies each year based on the group-wide basic policies for risk management. Meanwhile, the Credit & Investment Planning Dept. is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group’s credit policies, and performs credit portfolio management including non-performing loans. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company’s major consolidated subsidiary, the Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls SMBC’s total credit risk by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept. Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The credit departments of each business unit conduct credit risk management for loans handled by their units and manage their units’ portfolios. Credit approval authority is generally determined based on the credit amounts and internal grades, and the credit departments focus on analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Dept. is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Dept. works to form an accurate idea of the circumstances of borrower companies and identify those with potentially troubled credit positions at early stage.

Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC’s oversight systems for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of SMBC’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of the credit risk management system, and reports the results directly to the Board of Directors and the Management Committee.

(b)	Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

•	Appropriate risk-taking within capital

To keep credit risk exposure to a permissible level relative to capital, the Company sets credit risk capital limit for internal control purposes. Under these limits, separate guidelines are issued for each business unit and marketing unit. The Company regularly monitors compliance with these guidelines.

•	Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company’s capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country’s creditworthiness.

•	Greater understanding of actual corporate conditions and balancing returns and risks

The Company runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead cost) level.

•	Reduction and prevention of non-performing loans

For non-performing loans and potential non-performing loans, the Company carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regard to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks. Moreover, guidelines have been established based on the characteristics of each type of risk to appropriately manage risks of incurring losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

(a)	Market and liquidity risk management systems

In accordance with the group-wide basic policies for risk management decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Dept., which is independent from the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. This department not only monitors the current risk situations but also reports regularly to the Management Committee and the Board of Directors. Furthermore, the ALM Committee at SMBC, the Company’s major consolidated subsidiary, meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Dept., which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee, the Board of Directors and other concerned committees and departments.

(b)	Market and liquidity risk management methodology

•	Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

•	Quantitative information on market risks

As of March 31, 2019, total VaR of SMBC and its major consolidated subsidiaries was ¥44.8 billion for the banking activities, ¥16.4 billion for the trading activities and ¥1,156.0 billion for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

•	Liquidity risk management

The Company manages liquidity risk based on the framework of “setting management levels of risk appetite indicators” and “developing contingency plans.” Risk appetite indicators are quantitative benchmarks that select the types and indicate the levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the number of days over which cash flows could be maintained in the event of stressed conditions such as deposit outflow, so as to secure funding sources that do not fall below the benchmark to avoid excessive reliance on short term funding. In addition, the Company develops contingency plans consisting of instructions, reporting lines and action plans in case of emergency.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments are based on their market prices and, in cases where market prices are not available, on reasonably calculated prices. These prices have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2. Fair value of financial instruments

(1)	“Consolidated balance sheet amount,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2018 and 2019 are as follows:

The amounts shown in the following tables do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

		Millions of yen
March 31, 2018		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *1	¥53,719,075	¥53,727,901	¥8,825
2)	Call loans and bills bought *1	1,880,248	1,882,226	1,977
3)	Receivables under resale agreements	827,892	828,019	127
4)	Receivables under securities borrowing transactions *1	8,337,151	8,337,727	575
5)	Monetary claims bought *1	4,727,884	4,740,759	12,875
6)	Trading assets
	Securities classified as trading purposes	3,166,912	3,166,912	—
7)	Money held in trust	1,482	1,482	—
8)	Securities
	Bonds classified as held-to-maturity	372,463	374,596	2,132
	Other securities	24,231,212	24,231,212	—
9)	Loans and bills discounted	72,945,934
	Reserve for possible loan losses *1	(318,294)

		72,627,639	74,501,561	1,873,921

10)	Foreign exchanges *1	2,163,382	2,166,382	2,999
11)	Lease receivables and investment assets *1	2,321,355	2,410,967	89,611

	Total assets	¥174,376,701	¥176,369,750	¥1,993,048

1)	Deposits	¥116,477,534	¥116,473,422	¥(4,111)
2)	Negotiable certificates of deposit	11,220,284	11,223,576	3,291
3)	Call money and bills sold	1,190,928	1,190,936	7
4)	Payables under repurchase agreements	5,509,721	5,509,721	—
5)	Payables under securities lending transactions	7,186,861	7,186,861	—
6)	Commercial paper	2,384,787	2,384,771	(15)
7)	Trading liabilities
	Trading securities sold for short sales	2,139,980	2,139,980	—
8)	Borrowed money	10,829,248	10,889,743	60,494
9)	Foreign exchanges	865,640	865,640	—
10)	Short-term bonds	1,256,600	1,256,600	—
11)	Bonds	9,057,683	9,300,891	243,208
12)	Due to trust account	1,328,271	1,328,271	—

	Total liabilities	¥169,447,542	¥169,750,416	¥302,874

	Derivative transactions *2
	Hedge accounting not applied	¥185,561	¥185,561	¥—
	Hedge accounting applied	126,340	126,340	—

	Total	¥311,902	¥311,902	¥—

*1

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

*2

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

		Millions of yen
March 31, 2019		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *1	¥57,404,619	¥57,414,384	¥9,765
2)	Call loans and bills bought *1	2,463,660	2,466,418	2,757
3)	Receivables under resale agreements	6,429,365	6,429,231	(133)
4)	Receivables under securities borrowing transactions *1	4,097,238	4,097,502	263
5)	Monetary claims bought *1	4,591,920	4,609,409	17,489
6)	Trading assets
	Securities classified as trading purposes	2,755,519	2,755,519	—
7)	Money held in trust	390	390	—
8)	Securities
	Bonds classified as held-to-maturity	280,247	281,136	888
	Other securities	22,696,091	22,696,091	—
9)	Loans and bills discounted	77,979,190
	Reserve for possible loan losses *1	(301,809)

		77,677,380	79,713,860	2,036,479

10)	Foreign exchanges *1	1,717,469	1,720,319	2,850
11)	Lease receivables and investment assets *1	247,550	242,941	(4,609)

	Total assets	¥180,361,453	¥182,427,205	¥2,065,752

1)	Deposits	¥122,325,038	¥122,320,963	¥(4,074)
2)	Negotiable certificates of deposit	11,165,486	11,170,627	5,140
3)	Call money and bills sold	1,307,778	1,307,710	(68)
4)	Payables under repurchase agreements	11,462,559	11,462,559	—
5)	Payables under securities lending transactions	1,812,820	1,812,820	—
6)	Commercial paper	2,291,813	2,291,785	(27)
7)	Trading liabilities
	Trading securities sold for short sales	1,992,314	1,992,314	—
8)	Borrowed money	10,656,897	10,706,117	49,219
9)	Foreign exchanges	1,165,141	1,165,141	—
10)	Short-term bonds	84,500	84,500	—
11)	Bonds	9,227,367	9,387,562	160,195
12)	Due to trust account	1,352,773	1,354,823	2,050

	Total liabilities	¥174,844,490	¥175,056,926	¥212,435

	Derivative transactions *2
	Hedge accounting not applied	¥391,707	¥391,707	¥—
	Hedge accounting applied	[45,676]	[45,676]	—

	Total	¥346,030	¥346,030	¥—

*1

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

*2

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1)

Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges and 11) Lease receivables and investment assets:

Of these transactions, for dues from banks without maturity and overdrafts with no specified repayment dates, the book values are used as fair value as they are considered to approximate their fair value.

For short-term transactions with remaining maturity not exceeding 6 months, in principle, the book values are used as fair value as they are considered to approximate their fair value.

The fair value of those with a remaining maturity of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting estimated future cash flows, taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an adjustment). Certain consolidated subsidiaries of the Company calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

5)	Monetary claims bought:

The fair values of monetary claims bought, such as subordinated trust beneficiary interests related to securitized housing loans, are based on the assessed value of underlying housing loans securitized through the trust scheme minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6)	Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the end of the fiscal year.

7)	Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8)	Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during 1 month before the end of the fiscal year. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices as of the end of the fiscal year.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private placement bonds, are based on the present value of future cash flows calculated by discounting estimated future cash flows taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an adjustment.

However, the fair values of bonds, such as private placement bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1)	Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining maturity not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values.

The fair values of transactions with a remaining maturity of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining maturity.

The fair values of borrowings from the trust account related to covered bond issued by the trust account are based on the amount calculated in accordance with the price quoted on securities exchange.

3)	Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bonds and 11) Bonds:

The fair values of short-term transactions with remaining maturity not exceeding 6 months are based on their book values, as their book values are considered to approximate their fair values. For transactions with a remaining maturity of more than 6 months, fair values are, in principle, based on the present value of estimated future cash flows discounted by using the refinancing rate applicable to the same type of instruments in the market for the remaining maturity. For certain type of instruments, however, fair values are based on either the amount calculated in accordance with the price quoted by industry associations, etc., or the present value of future cash flows calculated by using the rate derived from the published yield data, etc.

7)	Trading liabilities:

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year.

9)	Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their prices calculated based on the present value of the future cash flows, option valuation models, etc. The fair values of commodity derivatives transactions are based on their prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows:

	Millions of yen
March 31	2018	2019
Securities:
Unlisted stocks, etc. *1*3	¥176,491	¥170,572
Investments in partnership, etc. *2*3	249,390	215,245

Total	¥425,881	¥385,817

*1	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.
*2

They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which the Company records net changes in their balance sheets and statements of income.

*3	Unlisted stocks and investments in partnership totaling ¥9,142 million and ¥9,669 million were written-off in the fiscal year ended March 31, 2018 and 2019, respectively.

(4)	Redemption schedule of monetary claims and securities with maturities

	Millions of yen
March 31, 2018	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits with banks	¥52,990,470	¥23,915	¥15,210	¥1,130
Call loans and bills bought	1,802,316	79,563	—	—
Receivables under resale agreements	758,829	69,062	—	—
Receivables under securities borrowing transactions	8,333,400	4,300	—	—
Monetary claims bought*1	3,748,669	569,546	67,347	301,601
Securities*1	5,982,341	9,064,475	3,276,795	1,661,510
Bonds classified as held-to-maturity	92,000	280,000	—	—
Japanese government bonds	92,000	280,000	—	—
Japanese local government bonds	—	—	—	—
Japanese corporate bonds	—	—	—	—
Other	—	—	—	—
Other securities with maturity	5,890,341	8,784,475	3,276,795	1,661,510
Japanese government bonds	3,280,000	5,226,000	344,500	300,200
Japanese local government bonds	17	21,748	25,148	16
Japanese corporate bonds	313,490	1,253,754	736,678	242,819
Other	2,296,833	2,282,972	2,170,468	1,118,474
Loans and bills discounted*1*2	16,794,489	30,930,098	12,002,922	7,270,166
Foreign exchanges*1	2,161,454	3,776	—	—
Lease receivables and investment assets*1	655,790	1,247,385	166,152	93,880

Total	¥93,227,762	¥41,992,123	¥15,528,429	¥9,328,290

*1

The amounts shown in the table above do not include amounts for claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and other claims for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥0 million, Securities: ¥9,451 million, Loans and bills discounted: ¥423,081 million, Foreign exchanges: ¥960 million, Lease receivables and investment assets: ¥29,545 million.

*2	“Loans and bills discounted” without the maturity dates are not included. Such amount is totaled to ¥5,526,153 million at March 31, 2018.

	Millions of yen
March 31, 2019	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits with banks	¥56,196,163	¥142,027	¥8,980	¥1,125
Call loans and bills bought	2,416,537	49,206	—	—
Receivables under resale agreements	6,169,917	72,150	—	—
Receivables under securities borrowing transactions	4,097,473	—	—	—
Monetary claims bought	3,587,450	514,675	161,745	286,006
Securities*1	3,857,187	8,960,637	3,667,235	2,116,326
Bonds classified as held-to-maturity	20,000	260,000	—	—
Japanese government bonds	20,000	260,000	—	—
Japanese local government bonds	—	—	—	—
Japanese corporate bonds	—	—	—	—
Other	—	—	—	—
Other securities with maturity	3,837,187	8,700,637	3,667,235	2,116,326
Japanese government bonds	1,217,500	4,080,400	520,900	335,700
Japanese local government bonds	—	11,072	87,188	7
Japanese corporate bonds	292,202	1,200,987	840,586	273,372
Other	2,327,484	3,408,177	2,218,560	1,507,246
Loans and bills discounted*1*2	19,029,803	32,387,618	13,497,696	6,642,339
Foreign exchanges*1	1,703,142	15,882	—	—
Lease receivables and investment assets	38,813	55,765	23,295	64,866

Total	¥97,096,488	¥42,197,963	¥17,358,954	¥9,110,664

*1

The amounts shown in the table above do not include amounts for claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and other claims for which redemption is unlikely. The amounts for such claims are Securities: ¥12,958 million, Loans and bills discounted: ¥417,829 million, Foreign exchanges: ¥378 million.

*2	“Loans and bills discounted” without the maturity dates are not included. Such amount is totaled to ¥6,000,359 million at March 31, 2019.

(5)	Redemption schedule of bonds, borrowed money and other interest-bearing debts

	Millions of yen
March 31, 2018	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits *	¥112,396,477	¥3,426,343	¥179,801	¥474,912
Negotiable certificates of deposit	10,760,778	459,505	—	—
Call money and bills sold	1,190,928	—	—	—
Payables under repurchase agreements	5,509,721	—	—	—
Payables under securities lending transactions	7,186,861	—	—	—
Commercial paper	2,384,787	—	—	—
Borrowed money	7,875,146	1,569,039	981,380	403,682
Foreign exchanges	865,640	—	—	—
Short-term bonds	1,256,600	—	—	—
Bonds	972,227	4,199,206	2,834,687	1,053,459
Due to trust account	1,328,271	—	—	—

Total	¥151,727,440	¥9,654,095	¥3,995,869	¥1,932,054

*	Demand deposits are included in “Within 1 year.” Deposits include current deposits.

	Millions of yen
March 31, 2019	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits *	¥118,166,614	¥3,495,841	¥182,195	¥480,387
Negotiable certificates of deposit	10,605,811	559,675	—	—
Call money and bills sold	1,307,778	—	—	—
Payables under repurchase agreements	11,443,460	—	—	—
Payables under securities lending transactions	1,812,820	—	—	—
Commercial paper	2,291,813	—	—	—
Borrowed money	8,430,682	1,086,996	765,268	373,949
Foreign exchanges	1,165,141	—	—	—
Short-term bonds	84,500	—	—	—
Bonds	1,087,139	4,240,236	2,833,135	1,067,400
Due to trust account	1,228,223	124,550	—	—

Total	¥157,623,985	¥9,507,299	¥3,780,600	¥1,921,736

*	Demand deposits are included in “Within 1 year.” Deposits include current deposits.

(Notes to securities)

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.	Securities classified as trading purposes

	Millions of yen
March 31	2018	2019
Valuation gains (losses) included in the earnings for the fiscal year	¥ (5,538)	¥20,551

2.	Bonds classified as held-to-maturity

		Millions of yen
March 31, 2018		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥370,463	¥372,596	¥2,132
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	370,463	372,596	2,132

Bonds with unrealized losses:	Japanese government bonds	2,000	2,000	—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	2,000	2,000	—

Total		¥372,463	¥374,596	¥2,132

		Millions of yen
March 31, 2019		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥280,247	¥281,136	¥888
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	280,247	281,136	888

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Total		¥280,247	¥281,136	¥888

3.	Other securities

		Millions of yen
March 31, 2018		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,633,885	¥1,442,756	¥2,191,129
	Bonds	6,998,992	6,946,588	52,404
	Japanese government bonds	4,797,431	4,779,687	17,743
	Japanese local government bonds	14,051	14,004	47
	Japanese corporate bonds	2,187,509	2,152,896	34,613
	Other	3,498,836	3,107,132	391,704

	Subtotal	14,131,714	11,496,477	2,635,237

Other securities with unrealized losses:	Stocks	113,878	131,341	(17,463)
	Bonds	4,835,189	4,843,215	(8,026)
	Japanese government bonds	4,405,604	4,410,865	(5,260)
	Japanese local government bonds	32,980	33,076	(95)
	Japanese corporate bonds	396,604	399,274	(2,670)
	Other	5,933,514	6,135,100	(201,585)

	Subtotal	10,882,582	11,109,658	(227,075)

Total		¥25,014,297	¥22,606,135	¥2,408,161

Notes:	1.	Net unrealized gains (losses) on other securities shown above include gains of ¥15 million for the fiscal year ended March 31, 2018 that are recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2018	Millions of yen
Stocks	¥141,578
Other	284,303

Total	¥425,881

These amounts are not included in “3. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

		Millions of yen
March 31, 2019		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,175,611	¥1,242,178	¥1,933,433
	Bonds	8,094,287	8,031,868	62,419
	Japanese government bonds	5,547,344	5,523,497	23,847
	Japanese local government bonds	89,608	88,868	740
	Japanese corporate bonds	2,457,334	2,419,502	37,831
	Other	5,885,370	5,398,325	487,045

	Subtotal	17,155,270	14,672,372	2,482,898

Other securities with unrealized losses:	Stocks	171,965	202,460	(30,495)
	Bonds	889,443	891,497	(2,053)
	Japanese government bonds	686,982	687,573	(591)
	Japanese local government bonds	9,555	9,560	(4)
	Japanese corporate bonds	192,906	194,363	(1,457)
	Other	5,198,045	5,327,052	(129,007)

	Subtotal	6,259,454	6,421,010	(161,555)

Total		¥23,414,725	¥21,093,383	¥2,321,342

Notes:	1.	Net unrealized gains (losses) on other securities shown above include losses of ¥12,277 million for the fiscal year ended March 31, 2019 that are recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2019	Millions of yen
Stocks	¥139,051
Other	246,765

Total	¥385,817

These amounts are not included in “3. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

4.	Held-to-maturity bonds sold during the fiscal year

Fiscal year ended March 31, 2018

There are no corresponding transactions.

Fiscal year ended March 31, 2019

There are no corresponding transactions.

5.	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2018	Sales amount	Gains on sales	Losses on sales
Stocks	¥202,808	¥106,361	¥(89)
Bonds	6,477,102	9,798	(2,024)
Japanese government bonds	6,088,215	9,534	(86)
Japanese local government bonds	89,854	9	(342)
Japanese corporate bonds	299,031	254	(1,595)
Other	6,867,924	51,414	(22,359)

Total	¥13,547,835	¥167,573	¥(24,473)

	Millions of yen
Year ended March 31, 2019	Sales amount	Gains on sales	Losses on sales
Stocks	¥206,738	¥96,067	¥(1,139)
Bonds	8,071,326	11,418	(2,154)
Japanese government bonds	7,797,751	10,798	(2,065)
Japanese local government bonds	80,253	67	(71)
Japanese corporate bonds	193,321	551	(17)
Other	9,588,573	48,653	(36,968)

Total	¥17,866,638	¥156,140	¥(40,262)

6.	Change of classification of securities

Fiscal year ended March 31, 2018

There are no significant corresponding transactions to be disclosed.

Fiscal year ended March 31, 2019

There are no significant corresponding transactions to be disclosed.

7.	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation losses for the fiscal years ended March 31, 2018 and 2019 were ¥3,331 million and ¥9,013 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.    Money held in trust classified as trading purposes

Fiscal year ended March 31, 2018

There are no corresponding transactions.

Fiscal year ended March 31, 2019

There are no corresponding transactions.

2.    Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2018

There are no corresponding transactions.

Fiscal year ended March 31, 2019

There are no corresponding transactions.

3.    Other money held in trust

March 31, 2018	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥1,482	¥1,482	—

March 31, 2019	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥390	¥390	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the consolidated balance sheets is as shown below:

March 31, 2018	Millions of yen
Net unrealized gains (losses)	¥2,408,313
Other securities	2,408,313
Other money held in trust	—
(-) Deferred tax liabilities	659,098

Net unrealized gains (losses) on other securities (before following adjustments)	1,749,215

(-) Non-controlling interests	65,950
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	5,577

Net unrealized gains (losses) on other securities	¥1,688,842

Notes:	1.	Net unrealized gains of ¥15 million for the fiscal year ended March 31, 2018 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

March 31, 2019	Millions of yen
Net unrealized gains (losses)	¥2,333,619
Other securities	2,333,619
Other money held in trust	—
(-) Deferred tax liabilities	553,246

Net unrealized gains (losses) on other securities (before following adjustments)	1,780,372

(-) Non-controlling interests	102,611
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	11,090

Net unrealized gains (losses) on other securities	¥1,688,852

Notes:	1.	Net unrealized losses of ¥12,277 million for the fiscal year ended March 31, 2019 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

(Notes to derivative transactions)

1. Derivative transactions to which the hedge accounting method is not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value, valuation gains (losses) and fair value calculation methodologies by type of derivative with respect to derivative transactions to which the hedge accounting method is not applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2018	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥37,301,443	¥6,925,140	¥16,067	¥16,067
Bought	37,215,533	6,842,217	(14,654)	(14,654)
Interest rate options:
Sold	1,391,595	45,200	(300)	(300)
Bought	65,110,433	29,958,221	4,520	4,520
Over-the-counter
Forward rate agreements:
Sold	12,680,558	521,495	(4,656)	(4,656)
Bought	12,344,032	435,954	4,594	4,594
Interest rate swaps:	429,909,020	341,129,716	93,567	93,567
Receivable fixed rate/payable floating rate	196,148,823	156,251,285	1,762,226	1,762,226
Receivable floating rate/payable fixed rate	193,099,356	154,329,705	(1,689,126)	(1,689,126)
Receivable floating rate/payable floating rate	40,571,800	30,474,185	9,649	9,649
Interest rate swaptions:
Sold	5,790,268	3,542,146	(7,850)	(7,850)
Bought	4,911,806	3,086,445	8,068	8,068
Caps:
Sold	39,511,432	25,413,931	(27,760)	(27,760)
Bought	8,998,567	7,222,545	1,176	1,176
Floors:
Sold	666,212	608,582	(728)	(728)
Bought	1,123,673	957,378	895	895
Other:
Sold	1,449,762	701,009	(2,589)	(2,589)
Bought	15,456,836	13,055,363	15,918	15,918

Total	/	/	¥86,268	¥86,268

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on an exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2019	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥30,533,013	¥3,061,730	¥(16,015)	¥(16,015)
Bought	28,898,271	5,902,494	16,633	16,633
Interest rate options:
Sold	3,452,722	3,286,192	(1,929)	(1,929)
Bought	130,788,808	65,425,283	24,009	24,009
Over-the-counter
Forward rate agreements:
Sold	26,319,818	1,420,320	12,029	12,029
Bought	28,150,897	1,305,595	(12,572)	(12,572)
Interest rate swaps:	444,871,798	354,014,671	294,408	294,408
Receivable fixed rate/payable floating rate	197,044,427	156,309,066	2,831,588	2,831,588
Receivable floating rate/payable fixed rate	189,646,811	153,321,990	(2,545,878)	(2,545,878)
Receivable floating rate/payable floating rate	58,102,014	44,309,569	(156)	(156)
Interest rate swaptions:
Sold	6,329,197	3,871,862	(39,722)	(39,722)
Bought	5,706,918	3,485,353	39,242	39,242
Caps:
Sold	48,034,687	31,841,749	(57,898)	(57,898)
Bought	11,030,207	7,991,304	6,571	6,571
Floors:
Sold	939,796	767,715	(3,380)	(3,380)
Bought	1,253,804	776,639	4,160	4,160
Other:
Sold	1,519,045	772,769	(3,053)	(3,053)
Bought	7,769,837	6,281,874	31,891	31,891

Total	/	/	¥294,374	¥294,374

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on an exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(2) Currency derivatives

March 31, 2018	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥513	¥—	¥(18)	¥(18)
Bought	175	—	0	0
Over-the-counter
Currency swaps	39,984,899	27,675,508	90,337	113,215
Currency swaptions:
Sold	431,065	375,092	(3,156)	(3,156)
Bought	874,253	772,102	5,364	5,364
Forward foreign exchange	76,246,360	8,727,532	21,951	21,951
Currency options:
Sold	2,606,941	1,357,801	(75,760)	(75,760)
Bought	2,424,055	1,177,161	79,404	79,404

Total	/	/	¥118,123	¥141,000

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

March 31, 2019	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥2,833	¥—	¥21	¥21
Bought	1,109	—	0	0
Over-the-counter
Currency swaps	46,383,650	34,753,013	82,884	76,881
Currency swaptions:
Sold	341,280	256,973	(628)	(628)
Bought	817,560	708,288	1,484	1,484
Forward foreign exchange	81,510,434	11,113,122	24,012	24,012
Currency options:
Sold	3,031,324	1,496,970	(62,269)	(62,269)
Bought	2,676,865	1,186,165	67,564	67,564

Total	/	/	¥113,069	¥107,066

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

(3) Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥481,952	¥9,744	¥(5,450)	¥(5,450)
Bought	345,111	3,140	1,693	1,693
Equity price index options:
Sold	842,858	374,414	(68,340)	(68,340)
Bought	936,687	327,012	42,208	42,208
Over-the-counter
Equity options:
Sold	322,508	252,083	(18,727)	(18,727)
Bought	334,710	237,738	22,178	22,178
Equity index forward contracts:
Sold	—	—	—	—
Bought	7,564	207	537	537
Equity price index swaps:
Receivable equity index/payable short-term floating rate	73,385	58,755	(8,013)	(8,013)
Receivable short-term floating rate/payable equity index	167,867	140,115	14,971	14,971

Total	/	/	¥(18,943)	¥(18,943)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥635,249	¥28,221	¥3,170	¥3,170
Bought	295,976	15,021	(1,081)	(1,081)
Equity price index options:
Sold	682,846	350,760	(56,853)	(56,853)
Bought	576,496	317,636	29,383	29,383
Over-the-counter
Equity options:	401,236	290,126	(25,905)	(25,905)
Sold	320,518	242,408	24,375	24,375
Bought
Equity index forward contracts:
Sold	—	—	—	—
Bought	8,094	115	554	554
Equity price index swaps:
Receivable equity index/payable short-term floating rate	67,491	43,666	(8,214)	(8,214)
Receivable short-term floating rate/payable equity index	254,937	177,164	21,736	21,736

Total	/	/	¥(12,835)	¥(12,835)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(4) Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,098,517	¥—	¥(11,317)	¥(11,317)
Bought	1,677,824	—	9,729	9,729
Bond futures options:
Sold	427,121	—	(421)	(421)
Bought	60,157	—	17	17
Over-the-counter
Bond forward contract:
Sold	900	—	2	2
Bought	5,359	—	40	40
Bond options:
Sold	93,576	—	(223)	(223)
Bought	193,642	100,066	644	644

Total	/	/	¥(1,529)	¥(1,529)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,145,140	¥—	¥(28,956)	¥(28,956)
Bought	1,755,892	—	26,722	26,722
Bond futures options:
Sold	446,325	—	(662)	(662)
Bought	45,285	—	120	120
Over-the-counter
Bond forward contract:
Sold	1,328	—	2	2
Bought	—	—	—	—
Bond options:
Sold	505,303	—	(1,887)	(1,887)
Bought	595,039	83,476	853	853

Total	/	/	¥(3,805)	¥(3,805)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

(5) Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Listed
Commodity futures:
Sold	¥10,401	¥—	¥(191)	¥(191)
Bought	10,500	—	129	129
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	63,231	51,460	2,549	2,549
Receivable floating price/payable fixed price	62,061	50,443	(503)	(503)
Receivable floating price/payable floating price	3,173	1,922	164	164
Commodity options:
Sold	7,190	6,384	(533)	(533)
Bought	4,978	4,189	(8)	(8)

Total	/	/	¥1,606	¥1,606

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Listed
Commodity futures:
Sold	¥14,158	¥—	¥326	¥326
Bought	14,664	—	(296)	(296)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	91,437	42,874	(1,163)	(1,163)
Receivable floating price/payable fixed price	89,660	41,086	3,089	3,089
Receivable floating price/payable floating price	2,018	1,461	(10)	(10)
Commodity options:
Sold	7,918	2,678	(401)	(401)
Bought	5,796	778	12	12

Total	/	/	¥1,556	¥1,556

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

(6) Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2018	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥549,981	¥465,481	¥7,755	¥7,755
Bought	691,315	567,065	(7,719)	(7,719)

Total	/	/	¥36	¥36

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2019	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥692,851	¥639,636	¥6,303	¥6,303
Bought	811,914	713,858	(6,955)	(6,955)

Total	/	/	¥(651)	¥(651)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

2.	Derivative transactions to which the hedge accounting method is applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and fair value calculation methodologies by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method is applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2018			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥16,675,512	¥11,044,262	¥4,287
	Bought		1,593,750	—	79
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		35,415,915	27,945,628	(59,991)
	Receivable floating rate/payable fixed rate		16,132,939	14,569,986	39,356
	Interest rate swaptions:
	Sold		150,343	150,343	(2,569)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, corporate bonds
	Receivable fixed rate/payable floating rate		62,830	53,125	(2,536)
	Receivable floating rate/payable fixed rate		201,714	187,519	(1,245)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		12,840	4,921	(Note 3)

	Total		/	/	¥(22,620)

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore, such fair value is included in the fair value of the relevant hedged items such as borrowed money disclosed in “(Notes to financial instruments) 2. Fair value of financial instruments”.

March 31, 2019			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥2,220,000	¥2,220,000	¥(149)
	Bought		—	—	—
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		33,822,621	30,249,753	252,739
	Receivable floating rate/payable fixed rate		15,191,315	13,130,451	(282,377)
	Interest rate swaptions:
	Sold		157,065	157,065	3,441
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable fixed rate/payable floating rate		—	—	—
	Receivable floating rate/payable fixed rate		301,178	291,450	(3,274)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		68,690	66,690	(Note 3)

	Total		/	/	¥(29,620)

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore, such fair value is included in the fair value of the relevant hedged items such as borrowed money disclosed in “(Notes to financial instruments) 2. Fair value of financial instruments”.

(2) Currency derivatives

March 31, 2018	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign exchange, etc.	¥5,995,052	¥3,158,350	¥165,826
	Forward foreign exchange		51,850	—	379

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, foreign exchange	146,889	127,037	(17,089)

Allocation method	Currency swaps	Borrowed money	53,215	37,921	(Note 3)
	Forward foreign exchange		1,381	—

	Total		/	/	¥149,116

Notes:    1.    The Company applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

2. Fair value is calculated using discounted present value.

   3.       Forward foreign exchange amounts treated by the allocation method are treated with the borrowed money that are subject to the hedge. Therefore, such fair value is included in the fair value of the relevant hedged items such as borrowed money disclosed in “(Notes to financial instruments) 2. Fair value of financial instruments.”

March 31, 2019	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign exchange, etc.	¥7,828,136	¥5,000,432	¥(22,720)
	Forward foreign exchange		2,772	—	(218)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	186,032	131,640	5,056

Allocation method	Currency swaps	—	—	—	—
	Forward foreign exchange		—	—

	Total		/	/	¥(17,882)

Notes:    1.    The Company applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

2. Fair value is calculated using discounted present value.

(3) Equity derivatives

March 31, 2018	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥2,218	2,218	(155)

	Total		/	/	¥(155)

Note: Fair value is calculated using discounted present value.

March 31, 2019	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥48,510	48,510	1,826

	Total		/	/	¥1,826

Note:	Fair value is calculated using discounted present value.

(Notes to employee retirement benefits)

1. Outline of employee retirement benefits

The Company’s consolidated subsidiaries have funded and unfunded contributory defined benefit pension plans and defined-contribution pension plans for benefit payments to their employees.

Funded contributory defined benefit pension plans mainly consist of contributory funded defined benefit pension plans and lump-sum severance indemnity plans which set up employee retirement benefit trusts.

Unfunded contributory defined benefit pension plans are lump-sum severance indemnity plans which do not use such trust scheme.

Some consolidated subsidiaries adopt the simplified method in calculating the projected benefit obligation. Additional benefits may also be granted when employees retire.

2. Contributory defined benefit pension plan

(1)	Reconciliation of beginning and ending balances of projected benefit obligation

	Millions of yen
Year ended March 31	2018	2019
Beginning balance of projected benefit obligation	¥1,179,737	¥1,125,746
Service cost	39,579	38,597
Interest cost on projected benefit obligation	6,905	5,946
Unrecognized net actuarial gain or loss incurred	15,451	31,582
Payments of retirement benefits	(67,287)	(55,656)
Unrecognized prior service cost	(43)	96
Net change as a result of business combinations	(49,333)	(22,529)
Other	738	(22)

Ending balance of projected benefit obligation	¥1,125,746	¥1,123,760

(2)	Reconciliation of beginning and ending balances of plan assets

	Millions of yen
Year ended March 31	2018	2019
Beginning balance of plan assets	¥1,435,548	¥1,469,182
Expected return on plan assets	41,635	43,473
Unrecognized net actuarial gain or loss incurred	65,860	(48,332)
Contributions by the employer	18,130	15,746
Payments of retirement benefits	(44,429)	(42,816)
Net change as a result of business combinations	(49,287)	(14,348)
Other	1,724	(1,525)

Ending balance of plan assets	¥1,469,182	¥1,421,378

(3)   Reconciliation of the projected benefit obligation and plan assets to net defined benefit asset and net defined benefit liability reported on the consolidated balance sheets

	Millions of yen
March 31	2018	2019
Funded projected benefit obligation	¥(1,096,677)	¥(1,099,416)
Plan assets	1,469,182	1,421,378

	372,505	321,961
Unfunded projected benefit obligation	(29,069)	(24,343)

Net amount of asset and liability reported on the consolidated balance sheet	¥343,435	¥297,617

	Millions of yen
March 31	2018	2019
Net defined benefit asset	¥383,418	¥329,434
Net defined benefit liability	(39,982)	(31,816)

Net amount of asset and liability reported on the consolidated balance sheet	¥343,435	¥297,617

(4)	Pension expenses

	Millions of yen
Year ended March 31	2018	2019
Service cost	¥39,579	¥38,597
Interest cost on projected benefit obligation	6,905	5,946
Expected return on plan assets	(41,635)	(43,473)
Amortization of unrecognized net actuarial gain or loss	20,870	(15,100)
Amortization of unrecognized prior service cost	(126)	(131)
Other (nonrecurring additional retirement allowance paid and other)	6,730	6,300

Pension expenses	¥32,323	¥(7,861)

Note:	Pension expenses of consolidated subsidiaries which adopt the simplified method are included in “Service cost.”

(5)	Remeasurements of defined benefit plans

The breakdown of “Remeasurements of defined benefit plans” (before deducting tax effect) is as shown below:

	Millions of yen
Year ended March 31	2018	2019
Prior service cost	¥120	¥227
Net actuarial gain or loss	(74,335)	94,984

Total	¥(74,215)	¥95,212

(6)	Accumulated remeasurements of defined benefit plans

The breakdown of “Accumulated remeasurements of defined benefit plans” (before deducting tax effect) is as shown below:

	Millions of yen
March 31	2018	2019
Unrecognized prior service cost	¥(528)	¥(300)
Unrecognized net actuarial gain or loss	(86,388)	8,596

Total	¥(86,916)	¥8,295

(7)	Plan assets

1)	Major asset classes of plan assets

The proportion of major asset classes to the total plan assets is as follows:

March 31	2018	2019
Stocks	62.7%	58.7%
Bonds	16.4%	17.8%
General account of life insurance	3.0%	2.8%
Other	17.9%	20.7%

Total	100.0%	100.0%

Note:	The retirement benefit trusts set up for employee pension plans and lump-sum severance indemnity plans account for 35.2% and 36.3% of the total plan assets at March 31, 2018 and 2019, respectively.

2)	Method for setting the long-term expected rate of return on plan assets

The long-term expected rate of return on plan assets is determined based on the current and expected allocation of plan assets and the current and expected long-term rates of return on various asset classes of plan assets.

(8)	Actuarial assumptions

The principal assumptions used in determining benefit obligation and pension expenses are as follows:

1)	Discount rate

Year ended March 31, 2018	Percentages	Year ended March 31, 2019	Percentages
Domestic consolidated subsidiaries	(0.1)% to 0.8%	Domestic consolidated subsidiaries	(0.1)% to 0.8%
Overseas consolidated subsidiaries	2.4% to 10.3%	Overseas consolidated subsidiaries	2.4% to 9.0%

2)	Long-term expected rate of return on plan assets

Year ended March 31, 2018	Percentages	Year ended March 31, 2019	Percentages
Domestic consolidated subsidiaries	0% to 4.0%	Domestic consolidated subsidiaries	0% to 4.0%
Overseas consolidated subsidiaries	2.6% to 10.3%	Overseas consolidated subsidiaries	2.4% to 9.0%

3. Defined contribution plan

Fiscal year ended March 31, 2018

The amount required to be contributed by the consolidated subsidiaries is ¥10,702 million.

Fiscal year ended March 31, 2019

The amount required to be contributed by the consolidated subsidiaries is ¥11,500 million.

(Notes to stock options)

1. Amount of stock options expenses

Stock options expenses which were accounted for as general and administrative expenses for the fiscal years ended March 31, 2018 and 2019 are as follows:

	Millions of yen
Year ended March 31	2018	2019
General and administrative expenses	¥195	¥29

2. Amount of profit by non-exercise of stock acquisition rights

Profit by non-exercise of stock acquisition rights which were accounted for as other income for the fiscal years ended March 31, 2018 and 2019 are as follows:

	Millions of yen
Year ended March 31	2018	2019
Other income	¥29	¥—

3. Outline of stock options and changes

The Company

(1)    Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013

Title and number of grantees	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 69	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 3 Directors, corporate auditors and executive officers of SMBC 67

Number of stock options*	Common shares 102,600	Common shares 268,200	Common shares 280,500	Common shares 115,700

Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013

Condition for vesting	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.

Requisite service period	From June 29, 2010 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2014

Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043
Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Title and number of grantees	Directors of the Company 10 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 67	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 4 Directors, corporate auditors and executive officers of SMBC 68	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 5 Directors, corporate auditors and executive officers of SMBC 73

Number of stock options*	Common shares 121,900	Common shares 132,400	Common shares 201,200

Grant date	August 15, 2014	August 18, 2015	August 15, 2016

Condition for vesting	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.

Requisite service period	From June 27, 2014 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2017

Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

*	Number of stock options has been converted and stated as number of shares.

(2)    Stock options granted and changes

1)    Number of stock options*

	Number of stock options
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Before vested
Previous fiscal year-end	8,400	58,400	80,400	56,900	64,300	102,700	168,800
Granted	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—	—
Vested	1,200	44,800	15,000	14,200	4,900	11,500	47,500
Outstanding	7,200	13,600	65,400	42,700	59,400	91,200	121,300
After vested
Previous fiscal year-end	64,200	168,500	151,700	32,300	29,900	11,300	5,200
Vested	1,200	44,800	15,000	14,200	4,900	11,500	47,500
Exercised	5,700	39,700	5,700	13,200	2,800	8,400	28,100
Forfeited	—	—	—	—	—	—	—
Exercisable	59,700	173,600	161,000	33,300	32,000	14,400	24,600
* Number of stock options has been converted and stated as number of shares.

2)    Price information

	Yen
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price	¥1	¥1	¥1	¥1	¥1	¥1	¥1
Average exercise price	4,212	4,302	4,380	4,487	4,490	4,430	4,490
Fair value at the grant date	2,215	1,872	2,042	4,159	3,661	4,904	2,811

(3)    Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

PT Bank BTPN Tbk, a consolidated subsidiary of the Company

(1)    Outline of stock options

Date of resolution	March 26, 2015	March 26, 2015	April 29, 2016
Title and number of grantees	Executives 16 Employees 309	Executives 1 Employees 4	Employees 332
Number of stock options*	Common shares 141,575,000	Common shares 10,500,000	Common shares 56,645,000
Grant date	April 15, 2015	October 10, 2016	September 21, 2016
Condition for vesting	In service at the time of exercise	In service at the time of exercise	In service at the time of exercise
Requisite service period	No provisions	No provisions	No provisions
Exercise period	30 days from May 1, 2017 30 days from November 6, 2017 30 days from May 7, 2018 30 days from November 5, 2018 30 days from May 6, 2019 30 days from December 2, 2019	30 days from May 1, 2017 30 days from November 6, 2017 30 days from May 7, 2018 30 days from November 5, 2018 30 days from May 6, 2019 30 days from December 2, 2019	30 days from May 28, 2018 30 days from December 17, 2018 30 days from May 28, 2019 30 days from December 19, 2019 30 days from June 1, 2020 30 days from December 17, 2020

* Number of stock options has been converted and stated as number of shares.

(2)    Stock options granted and changes

1)    Number of stock options*

	Number of stock options
Date of resolution	March 26, 2015	March 26, 2015	April 29, 2016
Before vested
Previous fiscal year-end	98,540,000	9,600,000	38,383,500
Granted	—	—	—
Forfeited	15,300,000	—	63,000
Vested	—	—	424,000
Outstanding	83,240,000	9,600,000	37,896,500
After vested
Previous fiscal year-end	—	—	—
Vested	—	—	424,000
Exercised	—	—	424,000
Forfeited	—	—	—
Exercisable	—	—	—

*	1. Number of stock options has been converted and stated as number of shares.
2. Number of shares of the previous fiscal year-end is as of January 1, 2019, the deemed acquisition date.

2)    Price information

	IDR
Date of resolution	March 26, 2015	March 26, 2015	April 29, 2016
Exercise price	4,000.00	4,000.00	2,617.00
Average exercise price	—	—	3,711.67
Fair value at the grant date	1,408.90	1,408.90	712.81

(3)    Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(Notes to deferred tax assets and liabilities)

1.   Significant components of deferred tax assets and liabilities

March 31, 2018	Millions of yen	March 31, 2019	Millions of yen
Deferred tax assets:		Deferred tax assets:
Net operating loss carryforwards	¥372,250	Net operating loss carryforwards*2	¥210,814
Reserve for possible loan losses and write-off of loans	212,541	Reserve for possible loan losses and write-off of loans	181,930
Securities	46,007	Securities	147,466
Reserve for losses on interest repayment	44,328	Reserve for losses on interest repayment	45,195
Net defined benefit liability	32,615	Net defined benefit liability	20,546
Other	243,455	Other	167,821

Subtotal	951,199	Subtotal	773,774
		Valuation allowance for net operating loss carryforwards*2	(166,296)
		Valuation allowance for total amount of deductible temporary differences etc.	(200,111)

Valuation allowance	(454,329)	Valuation allowance subtotal*1	(366,407)

Total deferred tax assets	496,870	Total deferred tax assets	407,367
Deferred tax liabilities:		Deferred tax liabilities:
Net unrealized gains on other securities	(658,469)	Net unrealized gains on other securities	(551,785)
Depreciation	(17,183)	Depreciation	(44,994)
Retained earnings of subsidiaries	(24,901)	Retained earnings of subsidiaries	(33,227)
Other	(223,939)	Other	(115,334)

Total deferred tax liabilities	(924,494)	Total deferred tax liabilities	(745,341)

Net deferred tax assets (liabilities)	¥(427,624)	Net deferred tax assets (liabilities)	¥(337,974)

*1

The change of valuation allowance is due to the decrease of deferred tax assets resulting from excluding SMFL and its consolidated subsidiaries from the scope of consolidation of the Company and including them in the scope of equity method affiliates and for other reasons.

*2	Net operating loss carryforwards and the amount of its deferred tax assets by expiry date.

	Millions of yen
March 31, 2019	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥41,259	¥105,321	¥23,043	¥41,190	¥210,814
Valuation allowance	(40,810)	(102,113)	(22,063)	(1,308)	(166,296)
Deferred tax assets	448	3,207	979	39,881	44,517

* Net operating loss carryforwards is multiplied by statutory tax rate.

2.	Significant components of difference between the statutory tax rate used by the Company and the effective income tax rate

March 31, 2018	Percentages	March 31, 2019	Percentages
Statutory tax rate	30.86%	Statutory tax rate	30.62%
Valuation allowance	(2.51)	Dividends exempted for income tax purposes	(3.57)
Difference between the Company and overseas consolidated subsidiaries	(1.89)	Equity in gains of affiliates	(1.67)
Foreign tax	(1.27)	Difference between the Company and overseas consolidated subsidiaries	(1.62)
Equity in gains of affiliates	(1.09)	Expired loss carryforwards	4.27
Dividends exempted for income tax purposes	(0.85)	Valuation allowance	2.39
Amortization of goodwill	0.70	Other	(0.92)
Other	0.45	Effective income tax rate	29.50%
Effective income tax rate	24.40%

Changes due to application of “Partial Amendments to Accounting Standard for Tax Effect Accounting”

“Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No.28, February 16, 2018 (“Partial Amended Tax Effect Accounting Standard”)) has been adopted from the current fiscal year, whereby we have changed notes to deferred tax assets and liabilities.

  In notes to deferred tax assets and liabilities, we have added the contents that are described in the notes (No.8, except for valuation allowance and No.9) that are stipulated from Paragraph 3 to Paragraph 5 of Partial Amended Tax Effect Accounting Standard. We do not describe the contents of the previous fiscal year in accordance with the transitional treatment stipulated in Paragraph 7 of Partial Amended Tax Effect Accounting Standard.

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2018

There is no significant information to be disclosed.

Fiscal year ended March 31, 2019

There is no significant information to be disclosed.

(Notes to real estate for rent)

Fiscal year ended March 31, 2018

There is no significant information to be disclosed.

Fiscal year ended March 31, 2019

There is no significant information to be disclosed.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each business unit are as follows;

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprise
Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprise
International Business Unit:	Business to deal with international (including Japanese) corporate customers
Global Markets Business Unit:	Business to deal with financial market
Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are the same as those described in “(Notes to significant accounting policies for preparing consolidated financial statements).” In case several business units cooperate for transactions, profit and loss, and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

	Millions of yen
Year ended March 31, 2018	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥772,949	¥1,311,727	¥631,950	¥356,150	¥(91,725)	¥2,981,050
Expenses	(347,864)	(1,027,674)	(280,658)	(53,936)	(106,065)	(1,816,197)
Others	53,576	15,516	46,933	17,575	(94,607)	38,992

Consolidated net business profit	¥478,661	¥299,569	¥398,225	¥319,789	¥(292,398)	¥1,203,845

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Year ended March 31, 2019	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥784,886	¥1,281,574	¥689,603	¥333,572	¥(243,457)	¥2,846,178
Expenses	(345,133)	(1,021,383)	(333,382)	(54,239)	39,087	(1,715,050)
Others	45,109	14,445	38,911	19,127	(56,447)	61,145

Consolidated net business profit	¥484,862	¥274,637	¥395,131	¥298,460	¥(260,818)	¥1,192,273

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.

Income (loss) of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) for the period from January 1, 2019 to March 31, 2019 was recorded mainly as “Consolidated gross profit” and “Expenses” under “Wholesale Business Unit” and “International Business Unit,” and those figures were deducted from “Others” under “Head office account and others.” Income (loss) of SMFL was recorded as “Equity in gains (losses) of affiliates” in the consolidated statement of income.

4.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Year ended March 31, 2018	Millions of yen
Consolidated net business profit	¥1,203,845
Other ordinary income (excluding equity in gains of affiliates)	201,759
Other ordinary expenses	(241,491)

Ordinary profit on consolidated statements of income	¥1,164,113

Note:	Figures shown in the parenthesis represent the loss.

Year ended March 31, 2019	Millions of yen
Consolidated net business profit	¥1,192,273
Other ordinary income (excluding equity in gains of affiliates)	166,851
Other ordinary expenses	(223,825)

Ordinary profit on consolidated statements of income	¥1,135,300

Note:	Figures shown in the parenthesis represent the loss.

[Related information]

Fiscal year ended March 31, 2018

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 4,168,743	¥ 553,871	¥ 564,813	¥ 476,744	¥ 5,764,172

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 1,645,637	¥ 626,147	¥ 1,192,015	¥ 11,330	¥ 3,475,131

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

Fiscal year ended March 31, 2019

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)    Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 3,847,287	¥ 734,495	¥ 524,807	¥ 628,721	¥ 5,735,312

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.

(2)    Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 880,935	¥ 574,502	¥ 23,413	¥ 25,851	¥ 1,504,703

3.   Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the fiscal year ended March 31, 2018 is ¥49,900 million.

Impairment loss for the fiscal year ended March 31, 2019 is ¥9,610 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Year ended March 31, 2018	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥681	¥4,019	¥1,006	¥—	¥19,517	¥25,225
Unamortized balance	7,416	54,120	4,197	—	206,469	272,203

	Millions of yen
Year ended March 31, 2019	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥309	¥4,019	¥5,494	¥—	¥16,095	¥25,919
Unamortized balance	—	50,100	—	—	143,027	193,127

[Information on gains on negative goodwill by reportable segment]

Fiscal year ended March 31, 2018

There are no corresponding transactions.

Fiscal year ended March 31, 2019

There are no corresponding transactions.

[Information on related parties]

Fiscal year ended March 31, 2018

There is no significant corresponding information to be disclosed.

Fiscal year ended March 31, 2019

There is no significant corresponding information to be disclosed.

(Business Combination)

<Partial sale of the shares of subsidiaries>

Partial sale of the shares of Sumitomo Mitsui Finance and Leasing Company, Limited

The Company sold a portion of shares of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) to SMFL on November 28, 2018 (the “Sale of the Shares”) based on an agreement concluded on March 30, 2018 between Sumitomo Corporation (“Sumitomo Corp.”), Sumitomo Mitsui Banking Corporation, SMFL, Sumitomo Mitsui Auto Service Company, Limited and SMFL Capital Co., Ltd. (“FLC”), concerning the reorganization of the joint leasing partnership of the Company and Sumitomo Corp. (the “Reorganization”). As a result, the percentage of voting rights in SMFL held by the Company was declined to 50%, and accordingly, the Company excluded SMFL and its subsidiaries, SMBC Aviation Capital Limited and FLC, etc., from the scope of consolidation and included them in the scope of equity method affiliates.

1. Objectives of the Sale of the Shares

The Company conducted the Sale of the Shares to establish an operating framework that will allow the flexible and efficient management of the joint leasing partnership’s overall operations and implementation of its business strategy by adjusting respective ownership percentage of the Company and Sumitomo Corp. in SMFL to 50%.

The Sale of the Shares is as part of the Reorganization aiming to increase the competitiveness and the sustainable growth by taking further advantage of the Company’s global client base, and the financial group’s ability to deliver diverse and cutting-edge financial solutions, and Sumitomo Corp.’s ability to construct value chains and create new business opportunities on a global basis.

2 Outline of the accounting treatment implemented

1) Gains (losses) on sale of shares of subsidiaries

17,014 million yen

2) Accounting treatment

The Company applied the accounting treatment stipulated in “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22) and “Practical Guidelines on Accounting Standards for Capital Consolidation Procedures in Preparing Consolidated Financial Statements” (JICPA Accounting Practice Committee Statement No.7).

3) Period of financial results of SMFL included in the consolidated financial statements of the Company

From April 1, 2018 to December 31, 2018

Income (loss) of SMFL for the period from January 1, 2019 to March 31, 2019 was recorded as equity in gains (losses) of affiliates in the consolidated statement of income.

4) Outline of the subsidiaries excluded from the scope of consolidation (as of December 31, 2018)

SMFL (Consolidated) (Reportable Segments: Wholesale Business Unit and International Business Unit)

Total assets	6,154,253 million yen
Lease receivables and investment assets	2,157,141 million yen
Tangible fixed assets	2,267,524 million yen
Total liabilities	5,435,353 million yen
Borrowed money	3,101,458 million yen
Ordinary income	621,331 million yen
Profit attributable to owners of parent	46,724 million yen

(Note) Ordinary income is presented as a counterpart of sales of companies in other industries.

<Business combination through acquisition>

PT Bank Tabungan Pensiunan Nasional Tbk became a consolidated subsidiary of Sumitomo Mitsui Banking Corporation

On January 30, 2019, Sumitomo Mitsui Banking Corporation (“SMBC”), a consolidated subsidiary of the Company, acquired the common stock of PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”). As a result, BTPN and its one subsidiary became consolidated subsidiaries of SMBC.

On February 1, 2019, BTPN merged with PT Bank Sumitomo Mitsui Indonesia, and changed its trade name to PT Bank BTPN Tbk.

The outline of the business combination through acquisition is as follows.

1. Outline of the business combination

(1) Name of the acquired company and its business

Name:	PT Bank Tabungan Pensiunan Nasional Tbk
Business:	Banking business

(2) Main reasons for the business combination

SMBC acquired BTPN with the aim to operate a full-fledged commercial banking business that serves both the wholesale and retail segments and develop our franchises to offer broader financial services to our customers in order to promote the Multi-Franchise strategy in Indonesia.

(3) Date of the business combination

January 30, 2019

(4) Legal form of the business combination

Stock acquisition

(5) Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(6) The ratio of acquired voting rights

Ratio of voting rights owned by SMBC immediately prior to the business combination: 40.58%

Ratio of voting rights acquired additionally by SMBC on the date of business combination: 57.92%

Ratio of voting rights after the acquisition: 98.50%

(7) Grounds for deciding on the acquirer

SMBC acquired a majority of the voting rights of BTPN, resulting in BTPN becoming a consolidated subsidiary of SMBC.

2. Period of the acquired company’s financial result included in the consolidated financial statements of the Company

From January 1, 2019 to March 31, 2019

Income (loss) of the acquired company for the period from April 1, 2018 to December 31, 2018 was recorded as equity in gains (losses) of affiliates in the consolidated statement of income.

3. Acquisition cost and consideration of the acquired company

Fair value at the business combination of the common shares of BTPN held by SMBC immediately prior to the business combination	78,025 million yen
Consideration (cash) for the common share of BTPN additionally acquired by SMBC on the date of business combination	111,365 million yen
Acquisition cost of the acquired company	189,390 million yen

4. Difference between acquisition cost and total amount of acquisition cost of each transaction

Acquisition cost	189,390 million yen
Sum of acquisition costs of each transaction resulting in the acquisition	187,105 million yen
Difference (gains on step acquisitions)	2,285 million yen

5. Major acquisition-related costs

Advisory fees, etc.    776 million yen

6. Amount of goodwill, reason for recognizing goodwill, amortization method and the period

1) Amount of goodwill

4,707 million yen

2) Reason for recognizing goodwill

  The Company accounted for the difference between the acquisition cost and fair value of the acquired net assets on the date of the business combination as goodwill.

3) Amortization method and the period

  The amount of goodwill is fully amortized in the fiscal year in which it arises as the amount has no material impact.

7. Amounts of assets acquired and liabilities assumed on the date of the business combination

1) Assets

Total assets:	837,523 million yen
Loans and bills disounted	522,918 million yen

2) Liabilities

Total liabilities:	643,346 million yen
Deposits	538,529 million yen

8. Amounts allocated to intangible fixed assets other than goodwill, breakdown by component and the weighted average amortization period by component

Intangible fixed assets other than goodwill:	50,653 million yen (13 years)
Assets related to market:	9,706 million yen (20 years)
Assets related to customers:	12,845 million yen (18years)
Core deposits:	28,102 million yen (9 years)

9. Approximate amounts and their calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2019, assuming that the business combination had been completed at the beginning of the fiscal year

The approximate amounts have not been disclosed since they are immaterial.

(Per Share Data)

	Yen
As of and year ended March 31	2018	2019
Net assets per share	¥7,366.21	¥7,715.91
Earnings per share	520.67	519.95
Earnings per share (diluted)	520.27	519.59

Notes: 1. Earnings per share and earnings per share (diluted) are calculated based on the following.

	Millions of yen except number of shares
Year ended March 31	2018	2019
Earnings per share:
Profit attributable to owners of parent	¥734,368	¥726,681
Amount not attributable to common stockholders	—	—

Profit attributable to owners of parent attributable to common stock	¥734,368	¥726,681

Average number of common stock during the fiscal year (in thousand)	1,410,442	1,397,599
Earnings per share (diluted):
Adjustment for profit attributable to owners of parent	¥(10)	¥(21)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(10)	(21)

Increase in number of common stock (in thousand)	1,052	923
Stock acquisition rights	1,052	923
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—

2. Net assets per share are calculated based on the following:

	Millions of yen except number of shares
March 31	2018	2019
Net assets	¥11,612,892	¥11,451,611
Amounts excluded from Net assets	1,222,427	683,290
Stock acquisition rights	2,823	4,750
Non-controlling interests	1,219,604	678,540

Net assets attributable to common stock at the fiscal year-end	¥10,390,464	¥10,768,320

Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,410,558	1,395,600

(Significant Subsequent Events)

Fiscal year ended March 31, 2019

Repurchase and cancellation of own shares

The board of directors of the Company resolved on May 15, 2019 to repurchase its own shares under Article 8 of its Articles of Incorporation and pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the repurchase of own shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2)	Outline of the repurchase

1) Type of shares to be repurchased:	Common stock
2) Aggregate number of shares to be repurchased:	Up to 32,000,000 shares (Equivalent to 2.3% of the number of shares issued (excluding treasury stock))
3) Aggregate amount to be repurchased:	Up to JPY 100,000,000,000
4) Repurchase period:	From May 16, 2019 to August 30, 2019
5) Repurchase method:	Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(3)	Outline of the cancellation

1) Type of shares to be cancelled:	Common stock
2) Number of shares to be cancelled:	All of the shares repurchased as stated in (2) above
3) Scheduled cancellation date:	September 20, 2019

[Consolidated Supplementary Financial Schedules]

[Schedule of bonds]

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collat- eral	Date of maturity
The Company	Straight bonds, payable in U.S. dollars (Note 3)	Mar. 2016 ~ Dec. 2018	2,601,531 ($24,485,000 thousand)	3,219,528 ($29,004,761 thousand)	2.058 ~ 4.306	None	Mar. 2021 ~ Feb. 2048
	Straight bonds, payable in Euro (Note 3)	Jun. 2016 ~ Aug. 2018	511,154 (€3,910,000 thousand)	555,064 (€4,456,556 thousand)	0.141 ~ 1.716	None	Jan. 2022 ~ Feb. 2033
	Straight bonds, payable in Australian dollars (Note 3)	Sep. 2016 ~ Jul. 2018	179,956 (A$2,204,000 thousand)	183,344 (A$2,331,738 thousand)	3.0405 ~ 4.13	None	Mar. 2022 ~ Jul. 2028
	Straight bonds, payable in Hong Kong dollars (Note 3)	Apr. 26, 2018	—	4,242 (HK$300,000 thousand)	3.54	None	Apr. 26, 2028
	Subordinated bonds, payable in Yen	Sep. 2014 ~ Sep. 2016	370,809	370,669	0.469 ~ 1.328	None	Sep. 2024 ~ May. 2030
	Subordinated bonds, payable in Yen	Sep. 2014 ~ Mar. 2018	387,654	386,312	0.3~ 0.61	None	Sep. 2024~ Mar. 2028
	Perpetual subordinated bonds, payable in Yen	Jul. 2015~ Dec. 2017	599,794	598,974	1.29~ 2.88	None	Perpetual
	Subordinated bonds, payable in U.S. dollars (Note 3)	Apr. 2, 2014	185,903 ($1,749,682 thousand)	191,741 ($1,727,400 thousand)	4.436	None	Apr. 2, 2024

SMBC	Straight bonds, payable in Yen (Note 4)	Apr. 2013 ~ Apr. 2014	100,000 [50,000]	50,000 [50,000]	0.254	None	Apr. 19, 2019
	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	Jan. 2012~ Dec. 2018	2,016,383 ($18,977,726 thousand) [708,687]	1,591,494 ($14,337,789 thousand) [814,740]	1.88~ 4.13	None	Jun. 2019~ Mar. 2030
	Subordinated bonds, payable in U.S. dollars (Note 3)	May. 28, 2015	69,593 ($655,000 thousand)	72,705 ($655,000 thousand)	4.3	None	May. 30, 2045
	Straight bonds, payable in Euro (Notes 3)	Jul. 2013 ~ Jul. 2018	260,709 (€1,994,259 thousand)	429,901 (€3,451,637 thousand)	0.192~ 2.75	None	Apr. 2020 ~ Jul. 2023
	Straight bonds, payable in Pound (Notes 3)	Sep. 2018	—	36,257 (£250,017 thousand)	1.193	None	Sep. 7, 2020
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Mar. 2014 ~ Dec. 2018	63,673 (A$779,834 thousand) [27,761]	41,134 (A$523,137 thousand) [17,298]	2.9~ 3.88	None	Sep. 2019 ~ Mar. 2025
	Straight bonds, payable in Hong Kong dollars (Note 3)	Mar. 2015 ~ Apr. 2015	32,008 (HK$2,364,000 thousand)	33,426 (HK$2,364,000 thousand)	2.09~ 2.92	None	Apr. 2020 ~ Apr. 2025
	Straight bonds, payable in Thai Baht (Notes 3 and 4)	Nov. 2016 ~ Nov. 2018	25,642 (THB7,500,000 thousand) [—]	33,155 (THB9,500,000 thousand) [12,215]	2~ 2.66	None	Nov. 2019 ~ Nov. 2021
	Subordinated bonds, payable in Yen (Note 4)	Feb. 2009 ~ Dec. 2011	383,567 [21,500]	362,786 [73,000]	1.43~ 2.21	None	Jul. 2019 ~ Dec. 2026
	Subordinated bonds, payable in Euroyen	Jun. 16, 2008	2,000	—	—	—	—
	Perpetual subordinated bonds, payable in U.S. dollars (Note 3)	Mar. 1, 2012	159,296 ($1,499,272 thousand)	166,395 ($1,499,060 thousand)	4.85	None	Mar. 1, 2022
	Subordinated bonds, payable in Euro (Note 3)	Nov. 9, 2010	97,815 (€748,230 thousand)	93,250 (€748,695 thousand)	4	None	Nov. 9, 2020

(*1)	Consolidated subsidiaries, straight bonds, payable in Yen (Notes 2 and 4)	Feb. 2011 ~ Mar. 2019	804,339 [141,273]	706,988 [108,921]	0.0052~ 20	None	Apr. 2019 ~ Mar. 2049

(*2)	Consolidated subsidiaries, specified bonds, payable in Yen (Note 2)	Mar. 24, 2017	27,901	—	—	—	—

(*3)	Consolidated subsidiaries, straight bonds, payable in U.S. dollars (Notes 2,3 and 4)	Oct. 2014 ~ Mar. 2019	24,742 ($230,387 thousand) [3,757]	48,142 ($433,516 thousand) [3,506]	0.01~ 4.45	None	Apr. 2019 ~ Nov. 2037

(*4)	Consolidated subsidiaries, straight bonds, payable in Euro (Notes 2 and 3)	Dec. 18, 2018	—	124 (€1,000 thousand)	0.1	None	Dec. 18, 2023

(*5)	Consolidated subsidiaries, straight bonds, payable in Australian dollars (Notes 2, 3 and 4)	Mar. 2016~ Dec. 2018	1,895 (A$23,220 thousand) [166]	2,074 (A$26,388 thousand) [—]	0.01~ 3	None	Jun. 2020~ Aug. 2031

(*6)	Consolidated subsidiaries, straight bonds, payable in Turkish lira (Notes 2, 3 and 4)	Jul. 2017~ Dec. 2018	3,567 (TRY 132,290 thousand) [—]	5,164 (TRY 259,660 thousand) [117]	0.01~ 15	None	Jul. 2019~ Oct. 2023

(*7)	Consolidated subsidiaries, straight bonds, payable in U.S. dollars (Notes 2 and 3)	Jul. 2016 ~ Jul. 2017	103,660 ($975,629 thousand)	—	—	—	—

(*8)	Consolidated subsidiaries, straight bonds, payable in Indonesia rupiah (Notes 2,3 and 4)	Jul. 2016~ Oct. 2017	19,080 (IDR 2,298,898,588 thousand) [19,080]	19,487 (IDR 2,498,374,855 thousand) [2,340]	7.50~ 8.25	None	Jul. 2019~ Oct. 2020

(*9)	Consolidated subsidiaries, subordinated bonds, payable in Yen (Notes 2 and 4)	Dec. 1997~ Aug. 1999	25,000 [—]	25,000 [5,000]	4 ~ 4.15	None	Aug. 2019 ~ Jan. 2028

(*10)	Consolidated subsidiaries, short-term bonds, payable in Yen (Notes 2 and 4)	Jun. 2017 ~ Mar. 2019	1,256,600 [1,256,600]	84,500 [84,500]	0~ 0.02	None	Apr. 2019 ~ Jun. 2019

Total		—	¥10,314,283	¥9,311,867	—	—	—

Notes:	1.	“Interest rate” indicates a nominal interest rate which is applied at respective consolidated balance sheet dates. Therefore, this rate may differ from an actual interest rate.
2.

(*1) This represents straight bonds issued in yen by SMBC Nikko, a domestic consolidated subsidiary. Straight bonds issued in yen by SMFL which became an equity method affiliate in the fiscal 2018 are included in the balance at the beginning of the fiscal year.

(*2) This represents specified bond issued in yen by Otemachi 142 specified purpose enterprise. Otemachi 142 specified purpose enterprise was excluded from the scope of consolidation of the Company in the fiscal 2018.

(*3) This represents straight bonds issued in U.S. dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*4) This represents straight bonds issued in Euro by SMBC Nikko, a domestic consolidated subsidiary.

(*5) This represents straight bonds issued in Australian dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*6) This represents straight bonds issued in Turkish lira by SMBC Nikko, a domestic consolidated subsidiary.

(*7) This represents straight bonds issued in U.S. dollar by SMBC Aviation Capital Limited. SMBC Aviation Capital Limited became an equity method affiliate of the Company in the fiscal 2018.

(*8) This represents straight bonds issued in Indonesia rupiah by PT Bank Tabungan Pensiunan Nasional Tbk which became an overseas consolidated subsidiary of the Company in the fiscal 2018. PT Bank Tabungan Pensiunan Nasional Tbk merged with PT Bank Sumitomo Mitsui Indonesia, and changed its trade name to PT Bank BTPN Tbk in the fiscal 2018. The balance at the beginning of the fiscal year represents straight bonds issued in Indonesia rupiah by PT Bank Sumitomo Mitsui Indonesia.

(*9) This represents subordinated term bonds issued in yen by SMBC International Finance N.V., an overseas consolidated subsidiary.

(*10) This represents short-term bonds issued in yen by SMBC Nikko, a domestic consolidated subsidiary. Short-term bonds issued in yen by SMFL which became an equity method affiliate in the fiscal 2018 are included in the balance at the beginning of the fiscal year.

	3.	Figures showed in ( ) in “At the beginning of the fiscal year” and “At the end of the fiscal year” are in foreign currency.
	4.	Figures showed in [ ] in “At the beginning of the fiscal year” and “At the end of the fiscal year” are the amounts to be redeemed within one year.
	5.	The redemption schedule over the next 5 years after respective balance sheet dates of the consolidated subsidiaries was as follows:

Millions of yen
Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
¥ 1,171,639	¥ 1,273,387	¥ 1,200,977	¥ 1,057,911	¥ 707,959

[Schedule of borrowings]

	Millions of yen		Percentages
Classification	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Borrowed money	¥10,829,248	¥10,656,897	0.59	—
Other borrowings	10,829,248	10,656,897	0.59	Jan. 2019 ~ Perpetual
Lease obligations	89,940	30,379	3.18	Apr. 2019 ~ Jul. 2032

Notes:	1.	“Average interest rate” represents the weighted average interest rate based on the interest rates and “At the end of the fiscal year” at respective balance sheet dates of consolidated subsidiaries.
	2.	The redemption schedule over the next 5 years on Borrowings and Lease obligations after respective balance sheet dates of the consolidated subsidiaries was as follows:

	Millions of yen
	Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
Other borrowings	¥8,430,682	¥337,803	¥201,000	¥322,613	¥225,578
Lease obligations	7,570	6,139	4,811	3,779	3,103

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets as a normal course of business, the schedule of borrowings shows a breakdown of Borrowed money included in the “Liabilities” and Lease obligations included in “Other liabilities” in the consolidated balance sheet.

Reference: Commercial paper issued for funding purpose as a normal course of business is as follows:

	Millions of yen		Percentages
	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Commercial paper	¥2,384,787	¥2,291,813	1.85	Apr. 2019 ~ Mar. 2020

[Schedule of asset retirement obligations]

Since the amount of asset retirement obligations accounts for 1% or less than the total of liabilities and net assets, the schedule of asset liability obligation is not disclosed.

[Others]

Quarterly consolidated financial information in the fiscal year ended March 31, 2019 is as follows:

	Millions of yen (except Earnings per share)
	First quarter consolidated total period	Second quarter consolidated total period	Third quarter consolidated total period	Fiscal year ended March 31, 2019
Ordinary income	¥1,426,372	¥2,952,805	¥4,391,116	¥5,735,312
Income before income taxes	330,624	675,155	923,814	1,123,579
Profit attributable to owners of parent	227,084	472,648	637,882	726,681
Earnings per share	161.78	337.70	456.20	519.95

	Yen
	First quarter consolidated accounting period	Second quarter consolidated accounting period	Third quarter consolidated accounting period	Fourth quarter consolidated accounting period
Earnings per share	¥161.78	¥175.97	¥118.40	¥63.63

(Non-consolidated financial statements)

1.	Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
March 31	2018	2019	2019
Assets:
Current assets
Cash and due from banks	¥251,680	¥434,005	$3,910
Prepaid expenses	340	365	3
Accrued income	31,638	42,124	380
Accrued income tax refunds	67,414	118,877	1,071
Other current assets	45,169	37,124	334

Total current assets	396,243	632,497	5,698

Fixed assets
Tangible fixed assets
Buildings	89	85	1
Equipment	7	5	0
Construction in progress	13,718	13,718	124

Total tangible fixed assets	13,815	13,809	124

Intangible fixed assets
Software	296	276	2

Total intangible fixed assets	296	276	2

Investments and other assets
Investments in subsidiaries and affiliates	6,156,181	6,085,818	54,827
Long-term loans receivable from subsidiaries and affiliates	5,537,800	6,258,343	56,381
Long-term prepaid expenses	315	226	2
Deferred tax assets	278	414	4
Other investments and other assets	0	0	0

Total investments and other assets	11,694,576	12,344,803	111,214

Total fixed assets	11,708,687	12,358,889	111,341

Total assets	¥12,104,930	¥12,991,386	$117,040

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥1,228,030	$11,063
Accounts payable	11,440	8,924	80
Accrued expenses	34,081	42,571	384
Income taxes payable	6	9	0
Business office taxes payable	75	35	0
Reserve for employee bonuses	693	722	7
Reserve for executive bonuses	400	389	4
Other current liabilities	626	649	6

Total current liabilities	1,275,354	1,281,332	11,544

Fixed liabilities
Bonds	5,105,279	5,790,820	52,170
Long-term borrowings	199,221	234,223	2,110

Total fixed liabilities	5,304,500	6,025,043	54,280

Total liabilities	6,579,855	7,306,375	65,823

Net assets:
Stockholders’ equity
Capital stock	2,338,743	2,339,443	21,076
Capital surplus
Capital reserve	1,560,221	1,560,921	14,062
Other capital surplus	24,286	—	—

Total capital surplus	1,584,508	1,560,921	14,062

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	274
Retained earnings brought forward	1,581,073	1,767,989	15,928

Total retained earnings	1,611,493	1,798,409	16,202

Treasury stock	(12,493)	(16,302)	(147)

Total stockholders’ equity	5,522,252	5,682,471	51,193

Stock acquisition rights	2,823	2,539	23

Total net assets	5,525,075	5,685,011	51,216

Total liabilities and net assets	¥12,104,930	¥12,991,386	$117,040

2. Non-consolidated statements of income

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2018	2019	2019

Operating income:
Dividends on investments in subsidiaries and affiliates	¥257,001	¥371,805	$3,350
Fees and commissions received from subsidiaries	10,226	5,665	51
Interests on loans receivable from subsidiaries and affiliates	99,093	145,072	1,307

Total operating income	366,321	522,543	4,708

Operating expenses:
General and administrative expenses	23,195	24,332	219
Interest on bonds	106,052	143,809	1,296
Interest on long-term borrowings	4,285	6,449	58

Total operating expenses	133,533	174,591	1,573

Operating profit	232,787	347,952	3,135

Non-operating income:
Interest income on deposits	35	32	0
Fees and commissions income	1	1	0
Other non-operating income	186	178	2

Total non-operating income	223	212	2

Non-operating expenses:
Interest on borrowings	4,298	4,298	39
Fees and commissions payments	313	254	2
Amortization of bond issuance cost	7,193	2,407	22
Other non-operating expenses	197	—	—

Total non-operating expenses	12,002	6,960	63

Ordinary profit	221,008	341,203	3,074

Extraordinary gains:
Gains on sales of stocks of subsidiaries and affiliates	—	106,273	957

Total extraordinary gains	—	106,273	957

Extraordinary losses:
Losses on sales of stocks of subsidiaries and affiliates	10	1,414	13

Total extraordinary losses	10	1,414	13

Income before income taxes	220,998	446,062	4,019

Income taxes-current	(44,393)	(27,998)	(252)

Income taxes-deferred	36,090	(136)	(1)

Income taxes	(8,302)	(28,134)	(253)

Net income	¥229,300	¥474,196	$4,272

	Yen		U.S. dollars
	2018	2019	2019
Per share data:
Earnings per share	¥162.57	¥339.29	$3.06
Earnings per share (diluted)	162.45	339.07	3.05

3.	Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
Year ended March 31, 2018	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥2,337,895	¥1,559,374	¥24,327	¥1,583,701	¥30,420	¥1,570,369	¥1,600,789
Changes in the fiscal year:
Issuance of new stock	847	847		847
Cash dividends						(218,596)	(218,596)
Net income						229,300	229,300
Purchase of treasury stock
Disposal of treasury stock			(41)	(41)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	847	847	(41)	806	—	10,704	10,704

Balance at the end of the fiscal year	¥2,338,743	¥1,560,221	¥24,286	¥1,584,508	¥30,420	¥1,581,073	¥1,611,493

	Millions of yen
	Stockholders’ equity		Stock acquisition rights
Year ended March 31, 2018	Treasury stock	Total		Total net assets
Balance at the beginning of the fiscal year	¥(12,913)	¥5,509,473	¥3,206	¥5,512,680
Changes in the fiscal year:
Issuance of new stock		1,695		1,695
Cash dividends		(218,596)		(218,596)
Net income		229,300		229,300
Purchase of treasury stock	(142)	(142)		(142)
Disposal of treasury stock	562	521		521
Net changes in items other than stockholders’ equity in the fiscal year			(382)	(382)

Net changes in the fiscal year	420	12,778	(382)	12,395

Balance at the end of the fiscal year	¥(12,493)	¥5,522,252	¥2,823	¥5,525,075

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
Year ended March 31, 2019	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥2,338,743	¥1,560,221	¥24,286	¥1,584,508	¥30,420	¥1,581,073	¥1,611,493
Changes in the fiscal year:
Issuance of new stock	699	699		699
Cash dividends						(245,576)	(245,576)
Net income						474,196	474,196
Purchase of treasury stock
Disposal of treasury stock			(68)	(68)
Cancellation of treasury stock			(65,922)	(65,922)
Transfer from retained earnings to capital surplus			41,704	41,704		(41,704)	(41,704)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	699	699	(24,286)	(23,587)	—	186,916	186,916

Balance at the end of the fiscal year	¥2,339,443	¥1,560,921	¥—	¥1,560,921	¥30,420	¥1,767,989	¥1,798,409

	Millions of yen
	Stockholders’ equity		Stock acquisition rights
Year ended March 31, 2019	Treasury stock	Total		Total net assets
Balance at the beginning of the fiscal year	¥(12,493)	¥5,522,252	¥2,823	¥5,525,075
Changes in the fiscal year:
Issuance of new stock		1,398		1,398
Cash dividends		(245,576)		(245,576)
Net income		474,196		474,196
Purchase of treasury stock	(70,094)	(70,094)		(70,094)
Disposal of treasury stock	363	294		294
Cancellation of treasury stock	65,922	—		—
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the fiscal year			(283)	(283)

Net changes in the fiscal year	(3,809)	160,219	(283)	159,935

Balance at the end of the fiscal year	¥(16,302)	¥5,682,471	¥2,539	¥5,685,011

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
Year ended March 31, 2019	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	$21,070	$14,056	$219	$14,275	$274	$14,244	$14,518
Changes in the fiscal year:
Issuance of new stock	6	6		6
Cash dividends						(2,212)	(2,212)
Net income						4,272	4,272
Purchase of treasury stock
Disposal of treasury stock			(1)	(1)
Cancellation of treasury stock			(594)	(594)
Transfer from retained earnings to capital surplus			376	376		(376)	(376)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	6	6	(219)	(212)	—	1,684	1,684

Balance at the end of the fiscal year	$21,076	$14,062	$—	$14,062	$274	$15,928	$16,202

	Millions of U. S. dollars
	Stockholders’ equity		Stock acquisition rights	Total net assets
Year ended March 31, 2019	Treasury stock	Total
Balance at the beginning of the fiscal year	$(113)	$49,750	$25	$49,775
Changes in the fiscal year:
Issuance of new stock		13		13
Cash dividends		(2,212)		(2,212)
Net income		4,272		4,272
Purchase of treasury stock	(631)	(631)		(631)
Disposal of treasury stock	3	3		3
Cancellation of treasury stock	594	—		—
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the fiscal year			(3)	(3)

Net changes in the fiscal year	(34)	1,443	(3)	1,441

Balance at the end of the fiscal year	$(147)	$51,193	$23	$51,216

Independent Auditor’s Report

To the Board of Directors of

Sumitomo Mitsui Financial Group, Inc.:

We have audited the accompanying consolidated financial statements of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and subsidiaries, which comprise the consolidated balance sheets as at March 31, 2019 and 2018, and the consolidated statements of income, comprehensive income, changes in net assets and cash flows for the years then ended, and basis of presentation, significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as at March 31, 2019 and 2018, and their financial performance and cash flows for the years then ended in accordance with accounting principles generally accepted in Japan.

Convenience Translation

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2019 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in basis of presentation.

/s/ KPMG AZSA LLC

June 26, 2019

Tokyo, Japan